Picture from the award-winning entries of the 15th Dream Car Art Contest Date and time: 10:00 a.m., Wednesday, June 15, 2022 Venue: Toyota Head Office, 1, Toyota-cho,Toyota City, Aichi Prefecture Resolutions: Proposed Resolution 1: Election of 9 Members of the Board of Directors Proposed Resolution 2: Election of 2 Audit & Supervisory Board Members Proposed Resolution 3: Election of 1 Substitute Audit & Supervisory Board Member Proposed Resolution 4: Revision of the Restricted Share Compensation Plan for Members of the Board of Directors (Excluding Outside Members of the Board of Directors) Proposed Resolution 5: Partial Amendments to the Articles of Incorporation (Amendment in association with the introduction of the system for electronic provision of materials for General Shareholders’ Meetings) We kindly ask you to take into consideration the status of the spread of COVID-19 and your own health conditions when deciding whether to attend the meeting in person. The 118th Ordinary General Shareholders’ Meeting Notice of Convocation TOYOTA MOTOR CORPORATION (Securities Code 7203) world wide Olypic Partner World Wide Paralympic Partner

1 Toyoda Principles Five Main Principles of Founder Sakichi Toyoda ï,· Always be faithful to your duties, thereby contributing to the company and to the overall good. ï,· Always be studious and creative, striving to stay ahead of the times. ï,· Always be practical and avoid frivolousness. ï,· Always strive to build a homelike atmosphere at work that is warm and friendly. ï,· Always have respect for spiritual matters, and remember to be grateful at all times. Toyota Philosophy Signpost in transition to a mobility company Philosophy Cone Table of Contents To Our Shareholders 2 Notice of Convocation 3 Reference Documents 5 (Attachment to the Notice of Convocation of the 118th Ordinary General Shareholders’ Meeting) Business Report 26 1. Outlook of Associated Companies 26 2. Status of Shares 38 3. Status of Members of the Board of Directors and Audit & Supervisory Board Members 40 4. Status of Accounting Auditor 48 5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems 49 Consolidated Financial Statements 59 Unconsolidated Financial Statements 71 Independent Auditor’s Report and Audit & Supervisory Board’s Report 82 Operating Officers and Organizational Structure 89 Financial Highlights 91 Toyota Times 92 Toyota is a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility support robots and mobility services. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

2 I would like to express our gratitude for your ongoing support and understanding of our company. Looking back over the past year, we have continued to face a challenging business environment due to the spread of COVID-19 and the semiconductor shortage. Moreover, we are now facing a sad and heartwrenching reality caused by a tense global situation. We hope that people around the world will be able to return to a peaceful and safe life as soon as possible. Amid these circumstances, what we must do is to be grateful for the everyday life that allows us to conduct our business activities and continue to support the safe and secure lifestyle of our stakeholders around the world through the “making ever-better cars” initiative. We also need to accelerate our efforts to respond to the once-in-a-century transformation due to the CASE revolution and become carbon neutral. I believe that it is in Toyota’s DNA to continue to act with will and passion in times of uncertainty and risk as we are facing today. When Toyota was founded, we had neither technologies nor money, and there was no guarantee of success. However, Kiichiro Toyoda and the founding members overcame many difficulties with the resolve to build an automotive industry in Japan and make the world a better place. They had many partners, including suppliers and dealers who dared to share the hardships, as well as shareholders, local communities and government officials who supported the challenge. Today, we too are looking for like-minded people to share our aspirations. With this in mind, we implemented a stock split last year, which significantly increased the number of shareholders from 510,000 to 810,000. Thanks to our shareholders, who always support us from a medium- to long-term perspective, we can continue to take on the challenges of the future. It is very encouraging to have the support of so many people. We believe that the future is something to be created by all of us. We will continue to embark on challenges together with our colleagues, with a will and passion for a future where people around the world can live with smiles on their faces. We look forward to your ongoing support.

3 (Securities Code 7203) May 26, 2022 To All Shareholders: President Akio Toyoda TOYOTA MOTOR CORPORATION 1, Toyota-cho, Toyota City, Aichi Prefecture Notice of Convocation of the 118th Ordinary General Shareholders’ Meeting (Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan) Dear Shareholder, Please refer to the below for information about the upcoming the 118th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”). When deciding whether to attend the General Shareholders’ Meeting in person, we kindly ask you to take into consideration the status of the spread of COVID-19 and your own health conditions as of the date of the General Shareholders’ Meeting, including the option of exercising your voting rights by mail or via the Internet by no later than the close of business (5:30 p.m.) on Tuesday, June 14, 2022 (Japan Time). Thank you very much for your cooperation. 1. Date and time: 10:00 a.m., Wednesday, June 15, 2022 2. Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture 3. Meeting Agenda: Reports: Reports on business review, consolidated and unconsolidated financial statements for FY2022 (April 1, 2021 through March 31, 2022) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY 2022. Resolutions: Proposed Resolution 1: Election of 9 Members of the Board of Directors Proposed Resolution 2: Election of 2 Audit & Supervisory Board Members Proposed Resolution 3: Election of 1 Substitute Audit & Supervisory Board Member Proposed Resolution 4: Revision of the Restricted Share Compensation Plan for Members of the Board of Directors (excluding Outside Members of the Board of Directors) Proposed Resolution 5: Partial Amendments to the Articles of Incorporation (Amendment in association with the introduction of the system for electronic provision of materials for General Shareholders’ Meetings) This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

4 Guidance on Exercise of Voting Rights Recommended methods By attending the meeting Date and time of the meeting: 10:00 a.m., June 15, 2022 (Japan Time) By postal mail Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 14, 2022 (Japan Time). Via the Internet Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 14, 2022 (Japan Time). (1) Points to note when attending the meeting—If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass. You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.—Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.—Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders. Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies. (2) Split voting—If you intend to engage in split voting, please notify us to that effect and state the reasons for the split voting at least three days prior to the General Shareholders’ Meeting. (3) Matters to be disclosed via the Internet—If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on TMC’s website (https://global.toyota/en/ir/).—The result of resolutions of this General Shareholders’ Meeting will be posted on the above website. (4) Other information—For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue.—This year, we have suspended the free shuttle bus service between the nearby stations and the venue and the provision of gifts for attendees.

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Election of 9 Members of the Board of Directors

The Members of the Board of Directors are selected based on comprehensive consideration of their responsibilities to ensure TMC's sustainable growth and to enhance its corporate value over the medium to long term.

TMC believes that it is critical to appoint individuals who contribute to decision-making aimed at sustainable growth into the future according to the concept of the Toyoda Precepts*1, which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a "mobility company" through responding to social transformation by using CASE*2 external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards the solution of the SDGs and other social challenges. For outside members of our Board of Directors, TMC expects them to draw on their broad experience and insight in advancing our business from an independent standpoint.

The knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in a skills matrix*3, and TMC's Board of Directors is to consist of persons with a balance of abilities and diversity in order to make important business decisions and supervise management appropriately.
TMC's Executive Appointment Meeting, more than half the members of which are outside members of the Board of Directors, makes recommendations to the Board of Directors regarding the appointment of Members of the Board of Directors.

The tenure of the office of all 9 members of the Board of Directors will expire upon the conclusion of this General Shareholders' Meeting. Accordingly, we hereby request the appointment of 9 Members of the Board of Directors. The candidates for the positions are as follows.

*1 Please see the "Toyoda Precepts" on the opening page.
*2 "CASE" is an acronym for Connected, Autonomous / Automated, Shared, and Electric.
*3 Please refer to the skills matrix shown on page 20.

Highlights on Corporate Governance*1

(Numbers in black are numbers of people in each category)


Tenure
10+ years 2
0-4 years 6
5-9 years 1
Average length of tenure
7.6 YRS
Age
70s 2
50s 4
60s 3
Average age
62 YRS
Independence ratio*2
Outside 3
Non-Outside 6
33%
Executive Appointment Meeting*2
Outside 3
Non-Outside 2
Outside Director Ratio
60%
Executive Compensation Meeting*2
Outside 3
Non-Outside 2
Outside Director Ratio
60%
Diversity
Female or Non-Japanese 3
Japanese Male 6
33%

*1 Corporate Governance Highlights show the numbers when this proposal is approved.
*2 Shows number and ratio of outside directors to all directors including non-outside directors.

5

List of candidates for Directors

Candidate No.		Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Position / responsibilities at TMC: Meetings: Executive Appointment Meeting	Executive Compensation Meeting	Areas of responsibility	Number of BoD meetings attended *
1	Reappointed	Takeshi Uchiyamada	Male	75	24		Chairman	Chairman	Chairman of BoD	14/14 (100%)
2	Reappointed	Shigeru Hayakawa	Male	68	7				Chief Privacy Officer	14/14 (100%)
3	Reappointed	Akio Toyoda	Male	66	22				Chief Executive Officer	14/14 (100%)
4	Reappointed	James Kuffner	Male	51	2				Chief Digital Officer Advanced R&D and Engineering Company	14/14 (100%)
5	Reappointed	Kenta Kon	Male	53	1				Chief Financial Officer	11/11 (100%)
6	Newly appointed	Masahiko Maeda	Male	53	–				Chief Technology Officer	–
7	Reappointed	Ikuro Sugawara	Male	65	4	Outside Independent	Member	Member		14/14 (100%)
8	Reappointed	Sir Philip Craven	Male	71	4	Outside Independent	Member	Member		14/14 (100%)
9	Reappointed	Teiko Kudo	Female	57	4	Outside Independent	Member	Member		14/14 (100%)

* Describes the status of attendance at the Board of Directors for the year ended March 31, 2022.

6

7 Following are the nominees Candidate No. 1 Position and areas of responsibility Chairman of the Board of Directors Chairman of the Executive Appointment Meeting Chairman of the Executive Compensation Meeting Brief career summary Apr. 1969 Joined TMC—Gained experience in engineering departments and contributed to the release of the World’s first mass-produced hybrid electric vehicle “Prius” as Chief Engineer in 1997. Jun. 1998 Member of the Board of Directors of TMC Jun. 2001 Managing Director of TMC Jun. 2003 Senior Managing Director of TMC—In charge of production engineering and manufacturing. Established global production base. Jun. 2005 Executive Vice President of TMC Jun. 2012 Vice Chairman of TMC Jun. 2013 Chairman of TMC (to present)—In 2015, announced “Toyota Environmental Challenge 2050.”—In 2017, as co-chair of the Hydrogen Council, initiative to promote hydrogen technologies around the world, encouraged hydrogen usage.—Holds/held posts of Chairman of METI Measurement Administration Council, Chairman of MIAC Information and Communications Council (to present), Expert Panel member of the Council for Science, Technology and Innovation, Vice Chairman of Nippon Keidanren (Japan Business Federation), Chairman of Council on Competitiveness-Nippon (COCN). Reasons for nomination as a Board of Director candidate <Recent contribution> Mr. Takeshi Uchiyamada has supervised the execution of operations by utilizing his broad and rich experience and insights in engineering and other areas as Chairman of the Board of Directors. In particular, he has had TMC directly address environmental and various other issues that TMC faces, and promotes initiatives to help stakeholders deepen their understanding of TMC’s governance by giving advice on how to give out messages that are easier to understand. He also provides advice to Toyota Central R&D Labs., Inc. and other advanced research and development efforts of the Toyota group, and supports the effort to secure a firm foothold in the technological foundation for the future. As Chairman of the Board of Directors, he is working to improve the effectiveness of the Board of Directors meetings by further invigorating discussions on medium- and long-term management strategies and further increasing the amount of objective data. As Chairman of the Executive Appointment Meeting and Chairman of the Executive Compensation Meeting, he leads the formulation of appropriate proposals reflexting the opinions of by outside members of the Board of Directors, who constitute the majority of the members of these meetings. In doing so, he highlights the importance of the development of human resources to a monozukuri (manufacturing) company, while also striving for further transparency in the review process. Outside of TMC, having served as Chairman of the Automobile Business Association of Japan, he established the “Automobile, Society, the Partnership Award” to raise awareness of the steady activities and various contributions made by 5.5 million people and automobile users who support the automotive industry, and has made extensive contributions as the Chairman of MIAC Information and Communications Council, and actively engages in various activities. <Reasons for nomination as a Board of Director candidate> Mr. Takeshi Uchiyamada promotes the further advancement of governance by considering and reflecting on various stakeholders’ perspectives. We believe that he will continue to contribute to the increase in our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a Member of the Board of Directors. Reappointed Takeshi Uchiyamada Male August 17, 1946 (Age: 75) Chairman of the Board of Directors Tenure as Director 24 years Number of Board of Director meetings attended 14/14 (100%) Number of TMC common shares owned 450,195 shares Important concurrent duties Outside Director of JTEKT Corporation Outside Director of MITSUI & CO., LTD.

8 Candidate No. 2 Position and areas of responsibility Chief Privacy Officer Brief career summary Apr. 1977 Joined Toyota Motor Sales Co., Ltd.—Gained experience in external & public affairs departments and took charge of negotiations at the forefront of U.S.-Japan trade frictions when residing in New York over two periods, for a total of eight years, until 1999. Jun. 2007 Managing Officer of TMC Sep. 2007 Toyota Motor North America, Inc. President—Promoted activities to gain supports in American society when facing a decline in the number of automobiles sold, etc. resulting from the Lehman Brothers bankruptcy. Jun. 2009 Retired from Toyota Motor North America, Inc. President Apr. 2012 Senior Managing Officer of TMC—Assumed office as the Chief Officer of the External & Public Affairs Group in 2013. Improved communication with customers, local communities, and other stakeholders from a global viewpoint. Jun. 2015 Member of the Board of Directors and Senior Managing Officer of TMC Apr. 2017 Vice Chairman of TMC (to present)—Served as Vice Chairman of the Nippon Keidanren (Japan Business Federation), and as Chairman of two committees of the Nippon Keidanren, namely, the Committee on U.S. Affairs and the Committee on Trade and Investment. Also served as Vice Chairman of the Board of Directors of Japan-U.S. Business Council, and as Chairman of the Amicale au Japan pour la Maison de la culture du Japon à Paris, to encourage contributions to the stability and development of international society. Reasons for nomination as a Board of Director candidate <Recent contribution> Mr. Shigeru Hayakawa has been in charge of external & public affairs for many years and has promoted the creation of an environment that encourages worldwide support of TMC’s activities, even in complicated international situations, by leveraging his rich international experience and the latest information gained from his networks outside of TMC. In particular, he chairs the Privacy Governance Management Meeting as TMC’s Chief Privacy Officer. He has led activities to resolve social issues and improve people’s lives through the use of data, ensuring that data is handled appropriately and with respect for privacy. Outside of TMC, as Vice Chairman of the Nippon Keidanren (Japan Business Federation), he compiled the opinions of participating companies on key issues such as climate change, digitalization, recruitment and training of human resources, and regional revitalization, and promoted lobbying the government. During a time of increasing uncertainty with respect to international relations, and especially U.S.- China relations, he made proposals for improving trade rules through the WTO Summit and other meetings, and worked to secure and strengthen communication with influential political and business leaders in the U.S. and China. In addition, serving as Chairman of the Sport Council, an advisory body to the Japan Sports Agency, he has promoted the formulation of the basic plan for sports and other efforts to build camaraderie through sports within and outside TMC, as well as the dissemination of information through motorsports. <Reasons for nomination as a Board of Director candidate> Mr. Shigeru Hayakawa promotes privacy governance initiatives while considering geopolitical risks amid a growing sense of uncertainty worldwide. We believe that he will continue to contribute to the increase in our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors. Reappointed Shigeru Hayakawa Male September 15, 1953 (Age: 68) Vice Chairman of the Board of Directors Tenure as Director 7 years Number of Board of Director meetings attended 14/14 (100%) Number of TMC common shares owned 241,074 shares Important concurrent duties Representative Director of Institute for International Economic Studies

Candidate No.	3

Reappointed



Akio Toyoda

Male

May 3, 1956 (Age: 66)

President, Member of the Board of Directors

Tenure as Director

22 years

Number of Board of Director meetings attended

14/14 (100%)

Number of TMC common shares owned

24,077,945 shares

Important concurrent duties

Chairman and CEO of Toyota Motor North America, Inc.

Chairman of TOYOTA FUDOSAN CO., LTD.

Chairman of Japan Automobile Manufacturers Association, Inc.

Member of the Board of Directors of DENSO CORPORATION

Representative Director of ROOKIE Racing, Inc.

Position and areas of responsibility

Chief Executive Officer

Brief career summary

Apr.	1984	Joined TMC - Gained experience in disparate departments, including production and marketing departments, and promoted the operational reform of dealers based on the Toyota Production System. He also promoted the launch of Gazoo, a website presenting information on vehicles. - Served as an executive vice president at NUMMI*, a U.S. production joint venture, with General Motors Company in the U.S. in 1998.
Jun.	2000	Member of the Board of Directors of TMC
Jun.	2002	Managing Director of TMC
Jun.	2003	Senior Managing Director of TMC
Jun.	2005	Executive Vice President of TMC
Jun.	2009	President of TMC (to present) - Actively led on the front line during crises such as the consolidated operating deficits resulting from the Lehman Brothers bankruptcy in 2009, the large-scale recall issues in 2010 and the temporary suspension of operations resulting from the Great East Japan Earthquake and a flood in Thailand in 2011. - Attended CES, a consumer electronics trade fair, in Las Vegas, U.S., in 2018 to unveil "e-Palette," a multi-purpose commercial battery electric vehicle using autonomous driving technology and declared TMC's intention to transition to a mobility company. - After serving as a master test driver, he led the "making ever-better cars" initiative as chief officer to check how comfortable the car ride was. - Sent a message to "5.5 million coworkers in the automotive industry" as Chairman of Japan Automobile Manufacturers Association, Inc. in 2021 and promoted initiatives throughout the entire automotive industry.

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Akio Toyoda executes operations as President by utilizing his broad and rich experience and insights.

In particular, he promotes the development of technologies to expand future options for achieving carbon neutrality and building camaraderie. Through his participation in a race with a Corolla powered by a hydrogen engine, he is accelerating cross-industry efforts in the area of making, transporting, and using energy.

Toward the realization of a safe and secure mobility society that provides freedom of movement for all, through the Woven City project, he is preparing for verification tests that leverage the strengths of software and hardware.

In product development, he is expanding the Yaris and Corolla lineups, and promoting model changes of the Land Cruiser, Tacoma, and other models that are essential to each region, driven by the Toyota New Global Architecture (TNGA). He was involved in the development of GR Yaris as a master driver, and showed how agile and speedy development could be. In addition, under the nickname Morizo, he has been working on the "making ever-better cars" and "creating fans" initiatives with motorsports as a starting point.

Outside TMC, as Chairman of the Japan Automobile Manufacturers Association, Inc., he has demonstrated the importance of providing customers with a variety of options for achieving carbon neutrality, and worked to further strengthen cooperation among five automobile organizations, and led initiatives to promote the activities of "5.5 million colleagues working in the automotive industry."

<Reasons for nomination as a Board of Director candidate>

Mr. Akio Toyoda vigorously promotes the transition of TMC into a mobility company, while keenly sensing social changes. We believe that he can continue to contribute to the increase of our corporate value in this way. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

* NUMMI: New United Motor Manufacturing, Inc.

Note Mr. Akio Toyoda, who is President, member of the Board of Directors, concurrently serves as an Operating Officer (President).

9

Candidate No.	4

Reappointed



James Kuffner

Male

January 18, 1971 (Age: 51)

Member of the Board of Directors

Tenure as Director

2 years

Number of Board of Director meetings attended

14/14 (100%)

Number of TMC common shares owned

2,541 shares

Important concurrent duties

Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc.

Representative Director of Woven Core, Inc.

President and Representative Director of Woven Alpha, Inc.

Director of Joby Aviation, Inc.

Position and areas of responsibility

Chief Digital Officer

Brief career summary

Aug.	1999	Japan Society for the Promotion of Science (JSPS) Postdoctoral Research Fellow - Conducted research at the University of Tokyo
Jan.	2002	Research Scientist of Carnegie Mellon University - Conducted development of robotics as a roboticist
Jan.	2005	Assistant Professor of Carnegie Mellon University
Jan.	2008	Associate Professor of Carnegie Mellon University
Sep.	2009	Research Scientist of Google
Jul.	2013	Engineering Director of Google
Jan.	2016	Chief Technology Officer of Toyota Research Institute
Mar.	2018	Chief Executive Officer of Toyota Research Institute-Advanced Development, Inc.
Mar.	2018	Executive Advisor of Toyota Research Institute
Jan.	2020	Senior Fellow of TMC
Jun.	2020	Member of the Board of Directors and Operating Officer of TMC (to present)
Jan.	2021	Toyota Research Institute - Advanced Development, Inc. changed its corporate name to Woven Core, Inc. and was reorganized into Woven Planet Group.
Jan.	2021	Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc. (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Dr. James Kuffner, as Chief Digital Officer, spearheads TMC's digital technology initiatives that contribute to increasing the overall productivity of TMC and upskilling its employees, and promotes the development of technology for creating a sustainable society in which people, goods, and information organically link together.

Specifically, he is leading innovations in a wide range of fields that require extensive expertise, while advancing the large-scale design, prototyping, demonstration, and roll-out of smarter and sustainable technologies that are required to realize a future mobility society.

Furthermore, he is steering TMC's digital transformation, the development of "Arene," a software platform open to engineers from across the world, and initiatives to offer new experiential value by making use of "Woven City," a human-centered, ever-evolving prototype city. He is also a Director of TMC's investee Joby Aviation, Inc., where he works on developing and commercializing all-electric vertical take-off and landing (eVTOL) aircraft offering the benefit of zero-emission air mobility.

<Reasons for nomination as a Board of Director candidate>

With a view to accelerating the transformation of TMC into a mobility company, Dr. James Kuffner has taken the lead in building new business models, such as software-first car manufacturing and the development of automated driving technologies, as well as the provision of mobility services with a variety of partners. We believe that he will continue to contribute to the increase of our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

10

11 Candidate No. 5 Position and areas of responsibility Chief Financial Officer Brief career summary Apr. 1991 Joined TMC—Accumulated experience mainly in the accounting department. For a period of eight years up to 2016, made efforts to support various reforms as the secretary to President Toyoda.—In charge of deciding earnings projections, planning fund strategies, fixing the management of global fund settlement infrastructure, and procuring funds, including that of suppliers, at times of disasters, etc.—Contributed to promoting communications with investors through various activities, such as events for investors held in Japan in 2015 and in North America in 2017. Jun. 2018 Managing Officer of TMC—Served as the Deputy Chief Officer of Accounting Group, Deputy Chief Officer of General Administration & Human Resources Group, and Executive Vice President of Advanced R&D and Engineering Company Jul. 2019 Operating Officer of TMC Jun. 2021 Member of the Board of Directors and Operating Officer of TMC Apr. 2022 Member of the Board of Directors, Operating Officer, and Executive Vice President of TMC (to present) Reasons for nomination as a Board of Director candidate <Recent contribution> Mr. Kenta Kon carries out measures to strengthen TMC’s financial base and formulates its capital strategy as Chief Financial Officer. In particular, in response to the current tight supply and demand situation for semiconductors and supply constraints caused by the COVID-19 pandemic, he has vigorously promoted company-wide activities, including efforts to deliver products to customers from suppliers to dealers more quickly, reform of sales activities in the face of inventory shortages, and expansion of profits from the sales financial business. To support the transformation from the financial aspect, he is developing nextgeneration technologies, investing resources in value chain businesses, enhancing cooperation with alliance partners, and reviewing capital tie-ups and crossshareholdings. As measures for shareholders and investors, he organized a stock split to facilitate their purchase of TMC’s shares and a shareholder return program to reward longterm TMC shareholders. He also created numerous opportunities for direct dialogue with investors and promoted enhanced disclosure of ESG-related information, including a review of climate change public relations activities. <Reasons for nomination as a Board of Director candidate> We believe that Mr. Kenta Kon will contribute to the increase of our corporate value by strengthening our earning power through the promotion of strategic investments based on the business portfolio, improving capital efficiency, and enhancing dialogue with the capital markets and related disclosure in an effort to accelerate TMC’s transformation into a mobility company. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors. Reappointed Kenta Kon Male August 2, 1968 (Age: 53) Member of the Board of Directors Tenure as Director 1 year Number of Board of Director meetings attended 11/11 (100%) Number of TMC common shares owned 34,460 shares Important concurrent duties Director of Hino Motors, Ltd.

Candidate No.	6

Newly appointed



Masahiko Maeda

Male

February 10, 1969 (Age: 53)

Tenure as Director

—

Number of Board of Director meetings attended

—

Number of TMC common shares owned

21,724 shares

Important concurrent duties

Representative Director of Woven Planet Holdings, Inc.

Director of Toyota Industries Corporation

Position and areas of responsibility

Chief Technology Officer

Brief career summary

Apr.	1994	Joined TMC - Gained experience primarily in engine design and development departments and was in charge of the first model of the Innovative International Multi-purpose Vehicle (IMV) at the Vehicle Development Center where he served from 2001. - After taking charge of the 3rd generation Prius since 2005, was in charge of the 2nd generation model of IMV since 2009. - Responsible for the development of Hilux, Fortuner, and Innova since 2016. Visited roads and workplaces around the world to thoroughly study how actual cars are used onsite, and promoted the improvement of functional value that can endure various forms of use.
Jan.	2018	Managing Officer of TMC
Jan.	2019	Operating Officer of TMC
Jan.	2019	Chairman and President of Toyota Daihatsu Engineering & Manufacturing Co., Ltd.
Apr.	2022	Operating Officer and Executive Vice President of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Masahiko Maeda promotes the "making ever-better cars" initiative as TMC's Chief Technology Officer.

Specifically, he is working to develop products that will be chosen by customers in countries and regions around the world based on the Toyota New Global Architecture (TNGA) design concept, effectively deploy development resources, including those of alliance partners, and develop advanced technologies that will contribute to the future expansion of the value chain business.

To achieve carbon neutrality, he is developing electric vehicles from all angles, taking into consideration the energy situation and infrastructure in each country and region of the world, as well as convenience and practicality for customers. He is also working on batteries, which are a key component of electrification. He is striving to improve energy efficiency harnessing control technologies cultivated over years of hybrid vehicle development as well as reduce costs through vehicle-integrated development, while placing the highest priority on customer safety and security.

In addition, he reviewed TMC's development process to respond to diversifying customer needs and accelerated technological evolution, and has worked to improve the awareness of employees and strengthen the dissemination of technologies.

<Reasons for nomination as a Board of Director candidate>

We believe that Mr. Masahiko Maeda will contribute to the increase of our corporate value through his involvement in a wide range of technological development efforts, as "product-centered management" becomes increasingly important in TMC's transformation into a mobility company. Based on these reasons, we hereby nominate him as a candidate of a member of the Board of Directors.

12

Candidate No. 7

Reappointed

Outside

Independent



Ikuro Sugawara

Male

March 6, 1957 (Age: 65)

Member of the Board of Directors

Tenure as Director

4 years

Number of Board of Director meetings attended

14/14 (100%)

Number of TMC common shares owned

—

Important concurrent duties

—

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr.	1981	Joined Ministry of International Trade and Industry - Resided in Washington D.C. for three years, from 1997, to focus on gathering information related to social security and network creation.
Jul.	2010	Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry
Sep.	2012	Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry - Concurrently served as an officer responsible for forming the Basic Policies for Macroeconomic Growth and made efforts to manage and execute related measures.
Jun.	2013	Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry
Jul.	2015	Vice-Minister of Ministry of Economy, Trade and Industry
Jul.	2017	Retired from the Ministry of Economy, Trade and Industry
Aug.	2017	Special Advisor to the Cabinet
Jun.	2018	Retired as Special Advisor to the Cabinet
Jun.	2018	Member of the Board of Directors of TMC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Mr. Ikuro Sugawara has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors.

Specifically, by utilizing his experience and knowledge in policy-making and organizational management related to global environmental issues and energy, which he cultivated when serving as a government official, he accurately pointed out the importance of CASE strategies based on the political developments in other regions/countries around the world and managing business from the SDGs perspective, based on trends in capital markets mainly from the viewpoints of the present international context.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by making comments on various issues including the need for a system to accurately grasp changes in the situations of countries and regions around the world.

<Reasons for nomination as an outside member of the Board of Director candidate>

Mr. Ikuro Sugawara is able to give advice on our responses to complicated international situations from an independent standpoint by utilizing his high level of expertise and broad network. We believe that he will continue to contribute to the increase of our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

There is no special interest between the Group and Mr. Ikuro Sugawara. TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent director

Mr. Ikuro Sugawara is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Mr. Ikuro Sugawara to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

13

Candidate No.	8

Reappointed

Outside

Independent



Sir Philip Craven

Male

July 4, 1950 (Age: 71)

Member of the Board of Directors

Tenure as Director

4 years

Number of Board of Director meetings attended

14/14 (100%)

Number of TMC common shares owned

—

Important concurrent duties

—

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Jul.	1989	Founding President of the International Wheelchair Basketball Federation
Dec.	2001	President of the International Paralympic Committee - Promoted the standing of the Paralympic games through various reforms. Successfully organized the Paralympics in parallel with the Olympic games during the 2008 Beijing Olympic & Paralympic Games and promoted the realization of a global society where any person can display his/her own character and full ability when given the opportunity.
Jul.	2002	Retired as President of the International Wheelchair Basketball Federation
Sep.	2017	Retired as President of the International Paralympic Committee
Jun.	2018	Member of the Board of Directors of TMC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Sir Philip Craven has supervised the execution of operation from an independent standpoint as an outside member of the Board of Directors.

Specifically, by utilizing his experience and knowledge obtained from leading international organizations, he has contributed to discussions mainly through accurately pointing out the importance of proactive transmission of information and development of relationships based on trust with stakeholders.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by providing various opinions on matters such as the importance of human resource development, organizational culture reform, and a remuneration system that appropriately evaluates results.

<Reasons for nomination as an outside member of the Board of Director candidate>

Sir Philip Craven will continue to contribute to the increase of TMC's corporate value by utilizing his expertise obtained through management of international organizations, reflecting viewpoints of various stakeholders, and aiding in human resource development. Based on these reasons, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

Sir Philip Craven served as an executive of the International Paralympic Committee. Although TMC and the International Paralympic Committee engage in business transactions, TMC has determined that there are no conflicts of interest with shareholders and investors as a reasonable period of time has passed since his retirement.

Notes: 1. Registration of independent director

Sir Philip Craven is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Sir Philip Craven to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

14

Candidate No.	9

Reappointed

Outside

Independent



Teiko Kudo

Female

May 22, 1964 (Age: 57)

Member of the Board of Directors

Tenure as Director

4 years

Number of Board of Director meetings attended

14/14 (100%)

Number of TMC common shares owned

9,177 shares

Important concurrent duties

Director Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc.

Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr.	1987	Joined Sumitomo Bank - Joined the bank as one of the first female management trainees. Engaged in project finance, worked in Hong Kong for three years, and held key senior positions, such as Head of Environmental Solutions and Head of Growth Industry Cluster. Managed projects related to infrastructure, renewable energy and natural resource development in and outside of Japan. Also led several projects to support growth areas such as new energy, natural resources, environment, AI and Robotics as well as finance when serving as Head of Growth Industry Cluster.
Apr.	2014	Executive Officer of Sumitomo Mitsui Banking Corporation
Apr.	2017	Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Jun.	2018	Member of the Board of Directors of TMC (to present)
Apr.	2020	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Apr.	2020	Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc.
Mar.	2021	Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation (to present)
Apr.	2021	Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc.
Jun.	2021	Director Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc. (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Ms. Teiko Kudo has supervised execution of operation from an independent standpoint as an outside member of the Board of Directors.

Specifically, she has contributed to the effective use of capital and risk management of TMC including precise advice on the importance of examining adequacy and effects of investments when making alliances and of being aware of potential risks in regions/countries. Along with this, she suggested further enhancement of discussions on medium- and long-term management strategies to improve the effectiveness of the Board of Directors.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, she has contributed to the development of appropriate proposals by making comments from a number of perspectives, including validating the appropriateness of various matters through confirming the background and reasons.

At the Sustainability Meeting, she has contributed to the promotion of TMC's diversity efforts by proactively providing advice on proposals for specific measures to address women's career development.

<Reasons for nomination as an outside member of the Board of Director candidate>

Ms. Teiko Kudo possesses a high level of expertise in the realm of finance. We believe that she will continue to contribute to the increase of our corporate value, especially through her advice on the effective use of capital and risk management issues. As such, we hereby nominate her as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

Ms. Teiko Kudo is a Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation, with which TMC has business transactions. However, in light of scale of the transactions, TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent director

Ms. Teiko Kudo is a candidate to become an outside member of the Board of Directors. She is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Ms. Teiko Kudo to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with her.

15

16 Notes: 1: The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/11/2022), except for the information of the number of TMC common shares owned, which is as of 3/31/2022. 2: Outline of directors and officers liability insurance agreement TMC has entered into a directors and officers liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, and Executive Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officers liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors’ and officers’ execution of duties. The current agreement will expire in July 2022, and TMC plans to renew the agreement with similar provisions.

Proposed Resolution 2: Election of 2 Audit & Supervisory Board Members

TMC engages in business operations worldwide in the automotive industry with a wide range of business activities. In order to conduct audits appropriately, TMC believes that the most suitable structure is a company with an Audit & Supervisory Board that combines full-time Audit & Supervisory Board Members who are familiar with internal affairs and outside Audit & Supervisory Board Members who have a high level of expertise and insight, and maintains an independent system that allows each Audit & Supervisory Board Member to exert audit authority independently. The Audit & Supervisory Board is composed of persons* who can provide opinions and advice on management from a fair and neutral standpoint. The details of proposals for each candidate for Audit & Supervisory Board Member to be made to the Audit & Supervisory Board are discussed at the Executive Appointment Meeting, where the majority of the members are outside members of the Board of Directors.

Each of the terms of office of Audit & Supervisory Board Members Mr. Masahide Yasuda and Mr. Nobuyuki Hirano will expire upon the conclusion of this General Shareholders' Meeting. Accordingly, we hereby request that 2 Audit & Supervisory Board Members be elected. The candidates for the positions of Audit & Supervisory Board Members are as follows.

The submission of this proposal at this General Shareholders' Meeting was approved by the Audit & Supervisory Board.

*Please refer to the skills matrix on page 20 for the knowledge, experience, and abilities of Audit & Supervisory Board Members of TMC.

Composition of the Audit & Supervisory Board (plan after the June 15, 2022 Ordinary General Shareholders' Meeting)

Candidate No.		Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Number of BoD meetings attended *	Audit & Supervisory Board meetings attended *
		Haruhiko Kato	Male	69	3		14/14 (100%)	15/15 (100%)
1	Reappointed	Masahide Yasuda	Male	73	4		14/14 (100%)	15/15 (100%)
		Katsuyuki Ogura	Male	59	3		13/14 (93%)	14/15 (93%)
		Yoko Wake	Female	74	11	Outside Independent	14/14 (100%)	15/15 (100%)
		Hiroshi Ozu	Male	72	7	Outside Independent	14/14 (100%)	15/15 (100%)
2	Newly appointed	George Olcott	Male	67	–	Outside Independent	–	–

*Describes the status of attendance for the year ended March 31, 2022.

17

18 Following are the nominees Candidate No. 1 Brief career summary Oct. 1972 Joined TMC Jan. 2000 General Manager of Overseas Parts Div. of TMC—Contributed to the establishment of an overseas parts supply system in response to the increasing volume of global vehicle production. Jun. 2007 President of Toyota Motor Corporation Australia Ltd. May 2014 Chairman of Toyota Motor Corporation Australia Ltd. Jun. 2018 Audit & Supervisory Board Member of TMC (to present) Reasons for nomination as an Audit & Supervisory Board Member candidate <Recent contribution> Mr. Masahide Yasuda audits how duties are performed by the members of the Board of Directors from his position as an Audit & Supervisory Board Member. Specifically, as the head of Toyota Motor Corporation Australia Ltd., Mr. Yasuda has led the company’s efforts to become a company that is loved and supported by the local community, and has also used his deep insight into the automotive business, backed by his extensive management experience in Japan and overseas, to promote the establishment of a high-quality corporate governance system and thorough compliance through audits and contributes to TMC’s sound and sustainable growth. Through attendance at meetings of the Board of Directors and other important meetings, exchanges of opinions with directors and officers, interviews with internal divisions and subsidiaries, and cooperation with the Accounting Auditor, he collects information from a wide range of perspectives and provides opinions and advice on management from a fair and neutral standpoint. In addition to emphasizing an open culture in the workplace, improved employee motivation, and good relationships with business partners, he also identifies problems in each division and subsidiary and encourages improvements through proposals, with the aim of transforming TMC into a mobility company. <Reasons for nomination as an Audit & Supervisory Board Member candidate> We believe that Mr. Masahide Yasuda will continue to contribute to the increase of our corporate value by promoting high quality audits with a deep understanding of business settings. As such, we hereby nominate him as a candidate to continue as an Audit & Supervisory Board Member. Reappointed Masahide Yasuda Male April 1, 1949 (Age: 73) Audit & Supervisory Board Member Tenure as Audit & Supervisory Board Member 4 years Number of Board of Director meetings attended 14/14 (100%) Number of Audit & Supervisory Board meetings attended 15/15 (100%) Number of TMC common shares owned 59,123 shares Important concurrent duties —

Candidate No. 2

Newly appointed

Outside

Independent



George Olcott

Male

May 7, 1955 (Age: 67)

Tenure as Audit & Supervisory Board Member

—

Number of Board of Director meetings attended

—

Number of Audit & Supervisory Board meetings attended

—

Number of TMC common shares owned

—

Important concurrent duties

Outside board member of DENSO CORPORATION*

Outside Director of Dai-ichi Life Holdings, Inc.*

Outside Director of Kirin Holdings Company, Limited

*To retire in June 2022

Brief career summary

Jul.	1986	Joined S.G.Warburg & Co., Ltd
Feb.	1999	President of UBS Asset Management (Japan)
Feb.	1999	President of Japan UBS Brinson
Jun.	2000	Managing Director, Equity Capital Market of UBS Warburg Tokyo
Sep.	2001	Judge Business School, University of Cambridge
Mar.	2005	FME Teaching Fellow of Judge Business School, University of Cambridge
Mar.	2008	Senior Fellow of Judge Business School, University of Cambridge

Reasons for nomination as an Outside Audit & Supervisory Board Member candidate

<Reasons for nomination as an Outside Audit & Supervisory Board Member candidate>

Dr. George Olcott possesses a wealth of experience in international financial markets, including investment banking, and knowledge in human resource development and corporate governance for global management. He has an excellent track record in academic research based on his career and insight, with a focus on improving the value of Japanese companies. In addition, he is deeply committed to respecting diversity, given his extensive experience in the air transportation, oil, and finance industries in Japan, Hong Kong, France, and the U.K., and as a professor at universities. Furthermore, he understands the Toyota group's business from his tenure as an outside board member of DENSO CORPORATION.

We believe that he will contribute to the increase of our corporate value by reflecting his wide-ranging experience and knowledge in management decision-making. As such, we hereby nominate him as a candidate for Outside Audit & Supervisory Board Member.

<Independence of Outside Audit & Supervisory Board Member>

TMC had an advisory agreement with Dr. George Olcott from June 2020 through March 2022, however, TMC has determined that there are no conflicts of interest with shareholders and investors due to the fact that the total amount of his compensation was 22 million yen, which is insignificant.

Notes: 1. Registration of independent Audit & Supervisory Board Member

Dr. George Olcott is a candidate to become an Outside Audit & Supervisory Board Member. Upon approval of his appointment pursuant to this Proposed Resolution, TMC plans to register him as an independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed.

2. Outline of limited liability agreement

Upon approval of Dr. George Olcott's appointment pursuant to this Proposed Resolution, TMC plans to enter into a limited liability agreement with him to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3. Outline of directors and officers liability insurance agreement

Upon approval of Dr. George Olcott's appointment pursuant to this Proposed Resolution, he will be insured under the directors and officers liability insurance agreement described in Proposed Resolution 1.

Notes: 1: The information included in the above table is as of the date of this reference document for this General Shareholders' Meeting (5/11/2022), except for the information of the number of TMC common shares owned, which is as of 3/31/2022.

2: Outline of directors and officers liability insurance agreement

TMC has entered into a directors and officers liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, and Executive Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officers liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors' and officers' execution of duties. The current agreement will expire in July 2022, and TMC plans to renew the agreement with similar provisions.

19

(Reference) Skills Matrix of Members of the Board of Directors and Audit & Supervisory Board Members of TMC Name Takeshi Uchiyamada Shigeru Hayakawa Akio Toyoda James Kuffner Kenta Kon Masahiko Maeda Ikuro Sugawara Image Position Chairman of the Board of Directors Vice Chairman of the Board of Directors President and member of the Board of Directors Member of the Board of Directors Member of the Board of Directors Member of the Board of Directors Outside member of the Board of Directors Corporate management Governance Global Finance and accounting Environment and energy Software and digital Technology development Production Sports and motorsports Human resource development This skills matrix is based on the knowledge, experience, and abilities that Members of the Board of Directors and Audit & of papers at academic conferences and attendance at government expert meetings. It does not represent all the 20

(planned composition after the Ordinary General Shareholders’ Meeting on June 15, 2022) Sir Philip Craven Teiko Kudo Haruhiko Kato Masahide Yasuda Katsuyuki Ogura Yoko Wake Hiroshi Ozu George Olcott Outside member of the Board of Directors Outside member of the Board of Directors Audit & Supervisory Board Member Audit & Supervisory Board Member Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Supervisory Board Members of TMC have acquired in the past as executives, managers, etc., as well as their presentation knowledge, experience, and abilities possessed by each individual. 21

Proposed Resolution 3: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate for the position of a Substitute Audit & Supervisory Board Member is as below. This proposal is made to elect a substitute for the current Outside Audit & Supervisory Board Members, Ms. Yoko Wake, Mr. Hiroshi Ozu, and if the Proposed Resolution 2 is approved, Dr. George Olcott. In the event the candidate becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor's term.

This resolution shall be effective until the commencement of the next Ordinary General Shareholders' Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders' Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

Reappointed



Ryuji Sakai

Male

August 7, 1957 (Age: 64)

Substitute Audit & Supervisory Board Member

Number of TMC common shares owned

—

Important concurrent duties

Attorney

Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.

Brief career summary

Apr.	1985	Registered as attorney Joined Nagashima & Ohno
Sep.	1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
Jan.	1995	Partner, Nagashima & Ohno
Jan.	2000	Partner, Nagashima Ohno & Tsunematsu (to present)

Reasons for nomination as a Substitute Outside Audit & Supervisory Board Member candidate

Mr. Ryuji Sakai possesses a wealth of experience and highly specialized knowledge acquired through his many years of activities, mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising, and M&A. As such, we believe that he is capable of adequately executing his duties and hereby nominate him as a candidate to continue as a Substitute Outside Audit & Supervisory Board Member.

Notes: 1. The information included in the above table is as of the date of this reference document for this General Shareholders' Meeting (5/11/2022) except for the information of the number of TMC common shares owned, which is as of 3/31/2022.

2. Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:

(1) Mr. Ryuji Sakai has independence based on the independence criteria of the Tokyo Stock Exchange and meets the qualifications of an Independent Director or Independent Audit & Supervisory Board Member. However, due to a policy of the law firm to which he belongs, TMC has no plans to designate him as an Independent Director or Independent Audit & Supervisory Board Member.

(2) Outline of limited liability agreement
Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC plans to enter into a limited liability agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

(3) Outline of directors and officers liability insurance agreement
Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, he will be included as an insured under the directors and officers liability insurance agreement described in Proposed Resolution 1.

22

23 Proposed Resolution 4: Revision of the Restricted Share Compensation Plan for Members of the Board of Directors (Excluding Outside Members of the Board of Directors) Compensation payable to members of the Board of Directors of TMC has been set at a maximum cash compensation of 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year), and a maximum share compensation of 4.0 billion yen per year (with the aggregate number of TMC’s common shares to be allotted to members of the Board of Directors of TMC excluding outside members of the Board of Directors (“eligible members of the Board of Directors”) to be subject to a maximum of 800,000 shares per year in total), for a maximum of 7.0 billion yen per year in total (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year), due to a resolution passed at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. This remains unchanged to the present (please refer to pages 42 to 45 for details of the compensation plan). This Proposed Resolution, as described below, is made to address the five-for-one stock split of TMC’s common shares carried out on October 1, 2021, which is after the abovementioned 115th Ordinary General Shareholders’ Meeting. The total amount of share compensation and other matters related to the restricted share allotment agreement remain unchanged. (Underlined part indicates amendment) Current Compensation Plan Proposed Amendment Total number of TMC’s common shares to be allotted A maximum of 800,000 shares per year in total for eligible members of the Board of Directors A maximum of 4 million shares per year in total for eligible members of the Board of Directors (provided, however, that if a stock split, including a gratis allotment, or a reverse stock split of TMC’s common shares is carried out after June 15, 2022, or in case of events that otherwise require an adjustment to the total number of TMC’s common shares to be issued or disposed of as restricted share compensation, such total number of shares will be adjusted to a reasonable extent.) TMC believes this Proposed Resolution is reasonable because the proposed revision to the total number of TMC’s common shares to be allotted as restricted share compensation to eligible members of the Board of Directors would not cause any financial change to allottees, and also because the Executive Compensation Meeting, a majority of the members of which are outside members of the Board of Directors, has expressed its opinion that the proposal is appropriate and in line with the policies for determining compensation for each member of the Board of Directors resolved by TMC’s Board of Directors and thus appropriate. If this Proposed Resolution is approved, TMC plans to make no change to the said policies. The number of members of the Board of Directors will be nine Members (including three outside members of the Board of Directors), and the number of eligible members of the Board of Directors will be six members, if Proposed Resolution 1 is approved as proposed.

24 Proposed Resolution 5: Partial Amendments to the Articles of Incorporation (Amendment in association with the introduction of the system for electronic provision of materials for General Shareholders’ Meetings) 1. Reasons for Amendments The amended provisions stipulated in the proviso to Article 1 of the supplementary provisions of the “Act Partially Amending the Companies Act” (Act No. 70 of 2019) will be enforced on September 1, 2022. Accordingly, in order to prepare for the introduction of the system for electronic provision of materials for general shareholders’ meetings, the Articles of Incorporation of TMC shall be amended as follows. (1) The proposed Article 15, Paragraph 1 provides that information contained in the reference documents, etc. for a general meeting of shareholders shall be provided electronically. (2) The purpose of the proposed Article 15, Paragraph 2 is to establish a provision to limit the scope of reference documents, etc. to be sent in paper form to shareholders who have requested them. (3) The provisions related to internet disclosure and “Deemed Delivery of Reference Documents, etc. for a General Meeting of Shareholders” (Article 15 of the current Articles of Incorporation) will become unnecessary and will therefore be deleted. (4) In line with the above establishment and deletion of the provisions, supplementary provisions related to the effective date and other matters shall be established. 2. Details of Amendments The details of amendments to be made are as follows. (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments Article 15. (Deemed Delivery of Reference Documents, etc. for General Meeting of Shareholders) <Deleted> 1. Upon convening a general meeting of shareholders, the Corporation may deem that the information which is required to be described or indicated in reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall be provided to the shareholders, in the event that it is disclosed, pursuant to laws and regulations, through the method by which shareholders may receive such information through an electronic means. <Newly established> Article 15. (Measures for Electronic Provision of Information, etc.)

25 Current Articles of Incorporation Proposed Amendments 1. Upon convening a general meeting of shareholders, the Corporation shall provide information contained in reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements and other documents to shareholders electronically pursuant to laws and regulations. 2. Among the matters to be provided electronically, the Corporation may choose not to include all or part of the matters stipulated in the Ordinance of the Ministry of Justice in the paper copy to be sent to shareholders who have requested it by the record date for vesting voting rights. <Newly established> (Supplementary Provisions) Article 1. The deletion of the Article15. (Deemed Delivery of Reference Documents, etc. for General Meeting of Shareholders) of the current Articles of Incorporation and the establishment of the proposed Article 15. (Measures for Electronic Provision of Information, etc.) shall come into effect as of September 1, 2022, the date of enforcement of the amended provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) (the “Effective Date”). Article 2. Notwithstanding the provisions of the preceding paragraph, Article 15 of the Articles of Incorporation before the amendment shall remain in force with respect to a general meeting of shareholders to be held on a date within six months from the Effective Date. Article 3. These supplementary provisions shall be deleted after the lapse of six months from the Effective Date or three months after the General Meeting of Shareholders mentioned in the preceding paragraph, whichever is later.

26 Attachment to the Notice of Convocation of the 118th Ordinary General Shareholders’ Meeting Business Report (Fiscal Year under review: April 1, 2021 through March 31, 2022) 1. Outlook of Associated Companies (1) Progress and Achievement in Operation General Economic Environment in FY2022 Reviewing the general economic environment for the fiscal year ended March 2022 (“FY2022”), the world economy began to bounce back owing to the fiscal and monetary policies of various countries providing support and the gradual easing of tight restrictions associated with COVID-19. Automotive markets recovered compared with the fiscal year ended March 2021 (“FY2021”) as demand remained firm in regions including the U.S., China, and Japan, despite being forced to curb production worldwide due to limited parts supplies caused by the global semiconductor shortage and the impact of COVID-19. At the present time, the outlook has become even less clear as the impact of increased geopolitical tensions from February 2022 onward spread worldwide through a surge in product prices and other ramifications. Overview of Operations In this business environment, the Toyota group has continued to work on the “making ever-better cars” initiative to exceed the expectations of our customers. The Corolla series, constantly evolving and embracing new challenges in line with the needs of the times since its debut in 1966, has now hit the milestone of 50 million units sold worldwide on a cumulative basis. Furthermore, we launched “Corolla Cross,” the first-ever SUV in the series, to cater to ever-changing customer lifestyles. We also revamped the “Noah” and “Voxy” minivans, which are among our most popular cars particularly with families, featuring even greater ease-of-use and an assortment of advanced equipment. In addition, we launched a fully redesigned “Aqua” hybrid electric vehicle (HEV), the first in the world to use a high-output bipolar nickel-hydrogen battery as an onboard battery for driving. This model is an attempt to realize higher environmental performance in addition to a suite of equipment designed to enable customers to enjoy driving their vehicles every day, with safety, peace of mind, and comfort. TOYOTA Corolla Cross Aqua

27 The all-new “NX,” heralding the start of the next chapter for Lexus, offers elevated levels of driving performance, design, and advanced technology. The new model will be available as both an HEV and a plug-in hybrid electric vehicle (PHEV)—a Lexus first, further promoting the acceleration of the spread of electrified vehicles. The new “TOYOTA bZ” series of battery electric vehicles (BEV) aims to reduce CO2 emissions with products that are easy to use and highly appealing. We announced “bZ4X,” which offers a new lifestyle and the opportunity to spend precious time with family and friends in addition to comfortable cabins while delivering the BEV’s unique joy of driving. As for sports cars, we developed “GRMN Yaris,” which embodies “making ever-better cars from a starting point in motorsports.” In our “KINTO” car subscription service, which is in response to the shift from “owning” cars to “using” cars, we will offer “bZ4X” in Japan under an exclusive plan with a customer-oriented fee structure, so that our customers can enjoy Toyota’s BEV for years with peace of mind. We also introduced the new GR Yaris “Morizo Selection,” a product that will be updated with the latest software tailored to each customer. In this way, we have actively improved our product lineup to meet customer needs and the demands of society, and carried out vigorous sales efforts in collaboration with dealers in each country and region in which we operate. As a result, global vehicle sales, including the Daihatsu and Hino brands, increased by 461 thousand units (4.7%) from FY2021 to 10,381 thousand units. Going forward, we will continue to enhance the “making ever-better cars” initiative in order to meet the needs of customers in countries and regions around the world. LEXUS NX bZ4X GRMN Yaris

28 Consolidated Financial Results for FY2022 As for consolidated financial results for FY2022, while we suffered supply constraints due to semiconductor shortages and the impact of COVID-19, as well as soaring raw material costs, we benefited from on-site efforts driven by dealers, suppliers, and plants, in addition to our own efforts to enhance product appeal as part of the “making ever-better cars” initiative. As a result, for FY2022, consolidated sales revenues increased by 4,164.9 billion yen (or 15.3%) to 31,379.5 billion yen compared with FY2021 and consolidated operating income increased by 797.9 billion yen (or 36.3%) to 2,995.6 billion yen compared with FY2021. Consolidated net income attributable to Toyota Motor Corporation increased by 604.8 billion yen (or 26.9%) to 2,850.1 billion yen compared with FY2021. The breakdown of consolidated sales revenues is as follows: Yen in millions unless otherwise stated FY2022 (April 2021 through March 2022) FY2021 (April 2020 through March 2021) Increase (Decrease) Change (%) Vehicles 23,739,442 20,509,606 3,229,836 15.7 Parts and components for production 1,504,215 1,287,053 217,162 16.9 Parts and components for after service 2,407,143 2,049,187 357,956 17.5 Other 881,193 752,000 129,193 17.2 Total Automotive 28,531,993 24,597,846 3,934,147 16.0 Financial Services 2,306,079 2,137,195 168,884 7.9 Other 541,436 479,553 61,883 12.9 Total 31,379,507 27,214,594 4,164,914 15.3 Notes: 1. Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). 2. The amounts represent sales revenues from external customers.

(2) Funding

Funds necessary for the automotive business are mainly financed with funds from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2022 was 26,496.3 billion yen.

(3) Capital Expenditures and R&D

As for capital expenditures, the Toyota group has promoted activities to decrease expenditures through effective use of our existing facilities and prioritization of individual projects. At the same time, we made investments in areas such as the remodeling of cars and the improvement of technological capabilities and productivity to strengthen our competitiveness. As a result, consolidated capital expenditures for FY2022 were 1,343.0 billion yen.
As for R&D expenditures, we aspired to reinforce advanced development for the future in new fields such as vehicle electrification and automated driving while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2022 were 1,124.2 billion yen.

(4) Consolidated Financial Summary

Yen in millions unless otherwise stated

	FY2019 (April 2018 through March 2019)	FY2020 (April 2019 through March 2020)		FY2021 (April 2020 through March 2021)	FY2022 (April 2021 through March 2022)
	US GAAP	US GAAP	IFRS	IFRS	IFRS
Sales revenues	30,225,681	29,929,992	29,866,547	27,214,594	31,379,507
Operating income	2,467,545	2,442,869	2,399,232	2,197,748	2,995,697
Net income attributable to Toyota Motor Corporation	1,882,873	2,076,183	2,036,140	2,245,261	2,850,110
Basic earnings per share attributable to Toyota Motor Corporation (yen)	130.11	147.12	145.49	160.65	205.23
Total shareholders' equity	20,565,210	21,241,851	21,339,012	24,288,329	27,154,820
Total assets	51,936,949	52,680,436	53,972,363	62,267,140	67,688,771

Notes:

1. The Consolidated Financial Summary is presented using the names of accounting line items under IFRS.
2. On October 1, 2021, TMC effected a five-for-one stock split of shares of its common stock. "Basic earnings per share attributable to Toyota Motor Corporation" is calculated based on the assumption that the stock split was implemented at the beginning of FY2019.

29

30 (5) Issues to be Addressed As the automotive industry faces a once-in-a-century transformational period and at a time when the right answers are elusive, we are committed to “Producing Happiness for All” together with our stakeholders, underpinned by the spirit of “For the Sake of Others” which we have maintained since our founding. We believe management practices that value what makes us Toyota will lead to sustained efforts to achieve the aims of the SDGs to “build a better world” while ensuring that “no one will be left behind.” We are accelerating our shift toward product-centered management under the “making ever-better cars” initiative, efforts to achieve carbon neutrality, and endeavors to develop essential technologies such as software and connected vehicles. The following details the areas in which we particularly wish to focus our efforts. 1) Product-centered management We have always offered a wide range of vehicles aimed at meeting customer needs. One of the key aspects in our car making is sports cars, which serves as the front line for developing the skills and knowledge that will be passed down as well as human resource development. The roots of our motorsports activities can be traced back to the founder Kiichiro Toyoda’s words, “racing is indispensable to the development of Japan’s automobile manufacturing industry.” We have created sports cars that bring together the most cutting-edge technological prowess of the era, such as the “Publica Sports,” “Sports 800,” and “2000GT” in the 1960s, and the “Supra,” “MR2,” “Celica,” “Corolla Levin,” and “Sprinter Trueno” in the 1980s. We developed the “LFA” in the 2010s, which is the cornerstone of our vehicles today. The “GR Yaris” is our attempt to flip the approach of making race cars from mass-production cars by designing a race car from the ground up. From the initial stages of development, we reached out to professional drivers to have them drive the car for a repeated cycle of evaluation and improvement. As a result, the car evolved into one that is fun to drive. The other key aspect is long selling products. Our long-selling cars have been beloved by customers as an integral part of their lives, and must continually evolve to meet the needs of the times. The “Vitz,” as it was known in Japan, was unified under the name Yaris, which had taken root overseas, and we expanded its lineup to include the “GR Yaris” and “Yaris Cross.” Similarly, the “Corolla” lineup saw the addition of the “Corolla Sport” and “Corolla Cross.” We will promote our strategy to build a lineup tailored to current needs while leveraging the brand strength of our long sellers. In order to practice product-centered management, President Toyoda has driven the transformation of Toyota since taking office, based on three pillars to make ever-better cars: i) the Toyota New Global Architecture (TNGA) that facilitates the realization of excellent performance in terms of fundamental car functions—moving, turning, and stopping, ii) a company whose people are always passionate about, and have a sense of responsibility with respect to, the full product lineup and each and every car, and iii) a master driver in top management who takes final responsibility for assessing whether the cars we put out will satisfy our customers. We will continue aiming to be the best company in town by creating better cars that bring smiles to customers’ faces.

31 2) Initiatives to achieve carbon neutrality Since launching the “Prius”—the world’s first mass-production hybrid electric vehicle (HEV)—in 1997, we have sold a cumulative total of over 20 million electrified vehicles worldwide, achieving a CO2 emissions reduction of over 160 million tons. To continue accelerating the realization of carbon neutrality, we will respond deftly to changes in customer demand trends by providing a diverse set of product options, taking into consideration region-specific electric power conditions. We are promoting ourvehicle electrification strategy from all directions, including battery electric vehicles (BEVs), hybrid electric vehicles (HEVs), plug-in hybrid electric vehicles (PHEVs), and fuel cell electric vehicles (FCEVs). We announced our aim of developing 30 types of BEVs and achieving a full lineup in each segment globally by 2030 to reach 3.5 million annual global vehicle sales by 2030. Batteries are crucial components of electrified vehicles. To develop batteries that our customers can use with peace of mind, we focus on producing batteries that stand out for five factors and strike a balance among them: safety, long service life, high quality, quality at an affordable price, and outstanding performance. We will work on the integrated development of vehicles and batteries to reduce costs. We are also making use of our internal combustion engine technology. The hydrogen engine, which draws on many decades of tried and tested technology, has the potential of contributing to carbon neutrality. We are repeatedly assessing and improving the hydrogen engine-powered Corolla in a motorsports environment, where development takes place on a much shorter timeline than it does for mass-produced automobiles. In addition to developing vehicles, we need to expand options for creating, distributing, and using energy. Through participation in the Super Taikyu Series, we are taking on this challenge together with many comrades gained in and outside of the auto industry with the will and passion for collaboration. In the production field, we announced that we aim to achieve carbon neutrality at our global plants by 2035. We are promoting the reduction of CO2 emissions through the introduction of renewable energy and hydrogen at plants in addition to comprehensive energy conservation.

32 3) Software and connected initiatives In an era defined by CASE *, automobile manufacturing requires technological development in new fields such as electrification, automated driving, and connectivity. We aim to provide new value through novel experiences and by bringing excitement to customers through the mobility of “people”, “goods”, and “things” as cars become more linked to information. The vehicle development platform, “Arene,” which is currently in development at Woven Alpha, Inc., will fundamentally transform the development of software for vehicles. By enabling the independent development of software apart from hardware, Arene leverages the strengths of hardware cultivated by Toyota to achieve the development of safe, high-quality, and advanced software. Furthermore, application development on Arene is also made easier, enabling users to program applications more efficiently. The portion of a car’s value attributable to software is growing. By internalizing the parts central to Toyota’s future to enhance our competitiveness, we will collaborate with our partner companies to accelerate the speed of mass production. Connected cars and connected technologies will be applied to a variety of areas, and that which is to be connected will expand to include people, cars, communities, and society. * “CASE” is an acronym for Connected, Autonomous / Automated, Shared, and Electric. 4) Commercial sector initiatives CASE technologies can only contribute to society once they become widespread. Commercial vehicles can play important roles in CASE technology dissemination, as they travel long distances for extended periods of time to support the economy and society and can be easily linked with infrastructure development. Commercial Japan Partnership Technologies Corporation is working to accelerate the implementation and adoption of CASE technologies and services and thereby help address social issues and contribute to the realization of carbon neutrality by combining the commercial vehicle foundations cultivated by Isuzu Motors Limited and Hino Motors Limited; Suzuki Motor Corporation and Daihatsu Motor Co., Ltd. strengths in high-quality, low-cost manufacturing; and Toyota’s CASE technologies. The partnership will link their connected technology platforms to build a more comprehensive platform for commercial vehicles and leverage the Toyota Production System (TPS), to realize Just-in-Time logistics and increase transport efficiency, thereby helping to reduce CO2 emissions.

33 5) Woven City “Woven City” is a human-centered city where we aim to continuously produce new value and business models by utilizing the mobility of “information,” “goods,” and “people” to support daily life, by rapidly implementing development and demonstration cycles of technologies and services. By using digital twins, which involve reproductions of future products and technologies in a digital space for advancing development in both real and digital forms, we are simultaneously testing a variety of options virtually before building the real versions. Woven City will be a constantly improving, ever-evolving city rooted in Toyota’s kaizen approach – thinking that there is always a better way. We will work with our partners in this quest to increase the significance and value of mobility, which is not only about moving people and goods but also about moving hearts. 6) Dialogue with employees and human resource development At Toyota, management and labor unions work hand in hand to develop the economy through the auto industry. At talks held in March 2022, we deepened our mutual understanding on topics including how our production will address the semiconductor shortage, the reality facing our suppliers as they work to achieve carbon neutrality, and concerns over having all members actively participate in diversifying workplaces, using a forum akin to a management meeting but with full participation. To survive and thrive through these uncertain times as we head into uncharted territory, we are taking action amid a rapidly changing management environment based on the belief that there is a world of difference between where we might end up simply by letting things run their course for the next decade and how that same future might look if we continue striving to make things better. To enhance the overall potential of our workforce, we strive to develop human resources equipped with both the ability to act, which is the driving force of our business, and compassion, or the ability to make efforts for others, such as customers and teammates, and to learn respectfully from others and keep improving. We believe we can learn a lot from athletes who lead disciplined lifestyles focused on reaching their maximum potential in the instant it matters, as well as their commitment to serving others through contribution to their own team and training the next generation. The Toyota group will keep moving forward steadily together with the 5.5 million people working in the automotive industry in Japan, as well as various stakeholders around the world, in order to become a mobility company. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

34 On July 20, 2021, TMC and its consolidated subsidiary TOYOTA Mobility Tokyo Inc. announced that, during certain inspections performed as part of designated maintenance at Lexus Takanawa, inspection results had been falsified to meet the standards and some of the required inspections had been omitted. Furthermore, upon carrying out a full inspection of all 4,852 dealerships across Japan, it was discovered that such misconduct had been performed at multiple locations. There are various issues underlying these incidents, including staff shortages, inadequate facilities, misguided attitudes toward the automobile inspection system, and an unforthcoming corporate culture. TMC believes one of the root causes of the misconduct is that it failed to have a full grasp of the actual conditions at dealership worksites and their requests. TMC and all of its dealerships are taking the series of incidents extremely seriously and placing the highest priority on properly carrying out designated maintenance operations. We will make concerted efforts to regain the trust of customers and to prevent recurrence. Furthermore, on March 4, 2022, TMC’s consolidated subsidiary Hino Motors, Ltd. (“Hino”) announced that it has identified past misconduct in relation to its applications for certification concerning emissions and the fuel economy performance of its vehicle engines for the Japanese market. To address this incident, Hino has formed a Special Investigation Committee commissioned with conducting investigation to clarify the extent of the identified issues and an in-depth analysis into the root causes. In addition, the Committee will propose remedial measures concerning engine development processes and best practice at Hino. We will work to uncover all pertinent details as quickly as possible. The Toyota group believes legal compliance is the foundation of management. We will spare no efforts to regain the trust of customers and to prevent recurrence. (6) Policy on Distribution of Surplus by Resolution of the Board of Directors TMC deems the benefit of its shareholders as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value. TMC will strive for the stable and continuous payment of dividends, seeking to maintain and improve upon the consolidated payout ratio of 30% to shareholders. With regard to the repurchase of shares of our common stock, TMC will flexibly repurchase its common stock while comprehensively considering factors such as its investment in growth, level of dividends, cash reserves and the price level of its common stock in order to promote capital efficiency. With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities etc.

35 (7) Main Business The Toyota group’s business segments are automotive operations, financial services operations and all other operations. Business Main products and services Automotive Operations Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for production, Parts, etc. Financial Services Operations Auto sales financing, Leasing, etc. Other Operations Information Technology, etc. (8) Main Sites <TMC> Nam e Location Head Office Aichi Prefecture Tokyo Head Office Tokyo Nagoya Office Aichi Prefecture Honsha Plant Aichi Prefecture Motomachi Plant Aichi Prefecture Kamigo Plant Aichi Prefecture Takaoka Plant Aichi Prefecture Miyoshi Plant Aichi Prefecture Tsutsumi Plant Aichi Prefecture Myochi Plant Aichi Prefecture Shimoyama Plant Aichi Prefecture Kinu-ura Plant Aichi Prefecture Tahara Plant Aichi Prefecture Teiho Plant Aichi Prefecture Toyota Technical Center Higashi-Fuji Shizuoka Prefecture Toyota Technical Center Shimoyama Aichi Prefecture <Domestic and overseas subsidiaries> Please see section “(10) Status of Principal Subsidiaries.” (9) Employees Number of employees Increase (Decrease) from end of FY2021 372,817 +6,534

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Japan			million yen		
	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00	Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.11	Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00	Manufacture and sales of automobiles
	TOYOTA Mobility Tokyo Inc.	Tokyo	18,100	100.00	Sales of automobiles
	Toyota Finance Corporation	Aichi Prefecture	16,500	100.00*	Finance of automobile sales, Card business
	Toyota Mobility Parts Co., Ltd.	Aichi Prefecture	15,000	54.08*	Sales of automobile parts
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,372	100.00	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	7,750	100.00	Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,851	100.00	Manufacture and sales of automobiles
	Daihatsu Motor Kyushu Co., Ltd.	Oita Prefecture	6,000	100.00*	Manufacture and sales of automobiles
	Cataler Corporation	Shizuoka Prefecture	551	56.51	Manufacture and sales of automobile parts
North America			in thousands		
	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,950	100.00*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00*	Management of all North American affiliates
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00*	Sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00	Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00	Sales of automobiles
	Toyota Motor Manufacturing de Baja California, S .de R.L.de C.V.	Mexico	MXN 3,834,821	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing de Guanajuato, S.A.de C.V.	Mexico	MXN 3,395,529	100.00*	Manufacture and sales of automobiles

36

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Europe			in thousands		
	Toyota Motor Europe NV/SA	Belgium	EUR 3,504,469	100.00	Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 268,079	100.00*	Manufacture and sales of automobiles
	Toyota France S.A.S.	France	EUR 2,123	100.00*	Sales of automobiles
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 137,350	100.00*	Finance of automobile sales
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00*	Sales of automobiles
	OOO "TOYOTA MOTOR"	Russia	RUB 4,875,190	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Turkey Inc.	Turkey	TRY 150,165	90.00*	Manufacture and sales of automobiles
Asia			in thousands		
	Guangqi Toyota Engine Co., Ltd.	China	USD 670,940	70.00*	Manufacture and sales of automobile parts
	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00	Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 4,100,000	100.00*	Finance of automobile sales
	Toyota Kirloskar Motor Private Ltd.	India	INR 7,000,000	89.00	Manufacture and sales of automobiles
	P.T. Astra Daihatsu Motor	Indonesia	IDR 894,370,000	61.75*	Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00	Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00	Management of sales operations in Asia
	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00*	Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 18,100,000	87.44*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43	Manufacture and sales of automobiles
	Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00*	Management of manufacturing operations in Asia
Other			in thousands		
	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00	Sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 6,709,980	100.00	Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00*	Manufacture and sales of automobiles

Notes:

1. * Indicates that the ownership interest includes such ratio of the subsidiaries.
2. The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

37

38 2. Status of Shares (1) Total Number of Shares Authorized 50,000,000,000 shares (2) Total Number of Shares Issued 16,314,987,460 shares (3) Number of Shareholders 813,254 (4) Major Shareholders Name of Shareholders Number of Shares Percentage of Shareholding (1,000 shares) (%) The Master Trust Bank of Japan, Ltd. 1,911,350 13.87 Toyota Industries Corporation 1,192,331 8.65 Custody Bank of Japan, Ltd. 962,378 6.98 Nippon Life Insurance Company 634,823 4.61 JPMorgan Chase Bank, N.A. (Standing Proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.) 512,551 3.72 DENSO Corporation 449,576 3.26 State Street Bank and Trust Company (Standing Proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.) 338,970 2.46 The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing Proxy: Sumitomo Mitsui Banking Corporation) 295,945 2.15 Mitsui Sumitomo Insurance Company, Limited 284,072 2.06 Tokio Marine & Nichido Fire Insurance Co., Ltd. 255,324 1.85 Notes: 1. The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the depositary for holders of TMC’s American Depositary Receipts (ADRs). 2. The percentage of shareholding is calculated after deducting the number of shares of treasury stock (2,536,686 thousand shares) from the total number of shares issued. (5) Other Important Matters Regarding Shares Pursuant to a resolution of the Board of Directors on May 12, 2021, TMC effected a five-for-one stock split of its common stock on October 1, 2021. Ownership Breakdown Individuals, etc. 1,758,125 thousand shares 12.76% Other corporate entities 3,474,953 thusands shares 25.22% Financial institutions, brokerage 5,402,041 thousand shares 39.21% (Note) The ratio is calculated after deducting the number of shares of treasury stock (2,536,686 thousand shares) from the total number of shares issued.

39 (6) Status of Shares Issued as Consideration for the Execution of Duties to Members of the Board of Directors and Audit & Supervisory Board Members during FY2022 Number of Shares (1,000 shares) Number of Recipients (Persons) Members of the Board of Directors (excluding outside members of the Board of Directors) 181 4 Note: The number of shares issued is the number of shares after the stock split effected on October 1, 2021. Other than the above, TMC issued an additional 252 thousand shares to account for the increased number of shares for the shares issued in previous year due to the stock split effected on October 1, 2021.

40 3. Status of Members of the Board of Directors and Audit & Supervisory Board Members (1) Members of the Board of Directors and Audit & Supervisory Board Members Name Position Areas of responsibility Important concurrent duties Takeshi Uchiyamada * Chairman of the Board of Directors—Chairman of the Board of Directors—Chairman of the Executive Appointment Meeting—Chairman of the Executive Compensation Meeting—Outside Director of JTEKT Corporation—Outside Director of MITSUI & CO., LTD. Shigeru Hayakawa * Vice Chairman of the Board of Directors—Chief Privacy Officer—Representative Director of Institute for International Economic Studies Akio Toyoda * President, Member of the Board of Directors—Chief Executive Officer—Chairman and CEO of Toyota Motor North America, Inc.—Chairman of TOWA REAL ESTATE Co., Ltd.—Chairman of Japan Automobile Manufacturers Association, Inc.—Member of the Board of Directors of DENSO CORPORATION—Representative Director of ROOKIE Racing, Inc. Koji Kobayashi * Member of the Board of Directors—Chief Risk Officer (Banto)—Member of the Executive Appointment Meeting—Member of the Executive Compensation Meeting—Outside Director of AISIN CORPORATION James Kuffner Member of the Board of Directors—Chief Digital Officer—Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc.—Representative Director of Woven Core, Inc.—President and Representative Director of Woven Alpha, Inc.—Director of Joby Aviation, Inc. Kenta Kon Member of the Board of Directors—Chief Financial Officer—Director, Member of the Board of Hino Motors, Ltd. Ikuro Sugawara Member of the Board of Directors—Member of the Executive Appointment Meeting—Member of the Executive Compensation Meeting Sir Philip Craven Member of the Board of Directors—Member of the Executive Appointment Meeting—Member of the Executive Compensation Meeting Teiko Kudo Member of the Board of Directors—Member of the Executive Appointment Meeting—Member of the Executive Compensation Meeting—Director Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc.—Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Name	Position	Areas of responsibility	Important concurrent duties
Haruhiko Kato	Full-time Audit & Supervisory Board Member		
Masahide Yasuda	Full-time Audit & Supervisory Board Member		
Katsuyuki Ogura	Full-time Audit & Supervisory Board Member		- Outside Audit & Supervisory Board Member of Aichi Steel Corporation
Yoko Wake	Audit & Supervisory Board Member		- Professor Emeritus of Keio University
Hiroshi Ozu	Audit & Supervisory Board Member		- Attorney - Outside Audit & Supervisory Board Member of MITSUI & CO., LTD. - Audit & Supervisory Board Member (External) of Shiseido Company, Limited
Nobuyuki Hirano	Audit & Supervisory Board Member		- Director of Morgan Stanley - Outside Director and Member of Audit and Supervisory Committee of Mitsubishi Heavy Industries, Ltd.

Notes:

1. * Representative Director
2. Mr. Akio Toyoda, who is President and a member of the Board of Directors, concurrently serves as Operating Officer (President).
3. Mr. Koji Kobayashi, Dr. James Kuffner and Mr. Kenta Kon, all of whom are members of the Board of Directors, concurrently serve as Operating Officers.
4. Mr. Ikuro Sugawara, Sir Philip Craven and Ms. Teiko Kudo, all of whom are members of the Board of Directors, are outside members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.
5. Ms. Yoko Wake, Mr. Hiroshi Ozu and Mr. Nobuyuki Hirano, all of whom are Audit & Supervisory Board members, are outside Audit & Supervisory Board members. They are also Independent Audit & Supervisory Board members as provided by the rules of the Japanese stock exchanges on which TMC is listed.
6. The "Important concurrent duties" are listed chronologically, in principle, based on the dates the executives assumed their present positions.
7. TMC has entered into Directors and Officers liability insurance contracts with an insurance company, naming all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, and Executive Fellows as insured persons. For details, please see Proposed Resolution 1 and Proposed Resolution 2 of the Reference Documents.
8. The areas of responsibility were changed on April 1, 2022, as follows:

Name	Position	Areas of responsibility
Koji Kobayashi	* Member of the Board of Directors	- *Banto* - Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting
Kenta Kon	Member of the Board of Directors	- Chief Financial Officer

Notes:

・* Representative Director
・Mr. Koji Kobayashi, who is a member of the Board of Directors, concurrently serves as Operating Officer.
・Mr. Kenta Kon, who is a member of the Board of Directors, concurrently serves as Operating Officer (Executive Vice President).

9. TOWA REAL ESTATE Co., Ltd. was renamed TOYOTA FUDOSAN CO., LTD. on April 27, 2022.

41

42 (2) Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2022 1) Details on Determination of the Amount and Calculation Method of Remuneration to members of the Board of Directors and Audit & Supervisory Board members and the Determination Method a. Decision Making Policy and Process TMC believes that it is critical to appoint individuals who contribute to decision-making aimed at sustainable growth into the future in keeping with the spirit of the Toyoda Principles*1, which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation [by using CASE*2 external partnerships based on trust and friendship and internal two-way interactive teamwork], while working in furtherance of the SDGs and towards solutions for other social challenges. Executive compensation is an important method to motivate executives to take various actions and is determined according to the following policies. *1 Please see the “Toyoda Principles” on the opening page. *2 “CASE” is an acronym for Connected, Autonomous / Automated, Shared, and Electric.—It should be a system that encourages members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC—It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel—It should be a system that motivates members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers Policies for determining remuneration for each member of the Board of Directors are resolved by the Board of Directors. The remuneration is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration standards in each member’s home country are also taken into account when determining remuneration levels and methods. Remuneration for outside members of the Board of Directors and Audit & Supervisory Board members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management. Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of members of the Board of Directors pursuant to the resolution of the 115th Ordinary General Shareholders’ Meeting was nine (including three outside members of the Board of Directors). The amount of remuneration for Audit & Supervisory Board members of TMC was set at 30 million yen or less per month at the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008. The number of Audit & Supervisory Board members pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting was seven. The amount of remuneration for each member of the Board of Directors and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the Board of Directors, in order to ensure the independence of the decisions. The members of the “Executive Compensation Meeting” are Takeshi Uchiyamada (Chairman), Chairman of the Board of Directors, and Koji Kobayashi, member of the Board of Directors, as well as Ikuro Sugawara, Sir Philip Craven, and Teiko Kudo, all outside members of the Board of Directors. The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors and the executive remuneration system as well as the total amount of remuneration for FY2022, and delegates the determination of the amount of remuneration for each member of the Board of Directors to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for members of the Board of Directors and senior management on which it will consult with the Board of Directors and determines the amount of

43 remuneration for each member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors. Remuneration for Audit & Supervisory Board members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders’ meeting. FY2022 compensation was discussed and determined at the Executive Compensation Meetings held in May 2021, and March and April 2022. Preparation meetings with only outside members of the Board of Directors were held five times in total: in July, September and October 2021, as well as February and March 2022. Remuneration for members of the Board of Directors were determined with the unanimous consent of the Executive Compensation Meeting. <Major discussions made at the Executive Compensation Meetings>—Compensation level by position and duties—FY2022 KPI evaluation—Individual performance evaluation—Determination of individual compensation amount b. Method of Determining Performance-based Remuneration (Bonus and Share Compensation) 1) Directors with Japanese citizenship (excluding outside members of the Board of Directors) TMC sets the total amount of remuneration (“Annual Total Remuneration”) received by each member of the Board of Directors in a year based on consolidated operating income, the fluctuation of TMC’s market capitalization* and individual performance evaluation. The balance after deducting monthly compensation as fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration. TMC sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by referencing a benchmark group of companies located in Japan. * Calculated by multiplying the closing price of TMC’s common stock for FY2022 on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock <Concept of Each Item> Consolidated operating income Indicator for evaluating TMC’s efforts based on business performance Fluctuation of TMC’s market capitalization Corporate value indicator for shareholders and investors to evaluate TMC’s efforts Individual performance evaluation Qualitative evaluation of performance of each member of the Board of Directors

44 <Method and Reference Value for Evaluating Indicators and Evaluation Result> Evaluation Weight Evaluation Method Reference Value Evaluation Result Consolidated operating income 70% Evaluate the degree of attainment of consolidated operating income in FY2022, using required income (set in 2011) for TMC’s sustainable growth as reference value 1 trillion yen 210% Fluctuation of TMC’s market capitalization 30% Comparatively evaluate the fluctuation of TMC’s market capitalization for FY2022 (average from January through March), using the market capitalization of TMC and TOPIX for FY2021 (average from January through March) as reference values TMC: 22.3 trillion yen TOPIX: 1,903.60 <Method of Setting Annual Total Remuneration> Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the Board of Directors. Annual Total Remuneration is set based on consolidated operating income and the fluctuation of the market capitalization of TMC, and then adjusted based on individual performance evaluations. Individual performance evaluations of the Chairman, Vice Chairman, and President were introduced in FY2022. The evaluation takes into account various factors such as initiatives in keeping with the spirit of the Toyoda Principles*, which set forth our founding philosophy, trust from his or her peers and contribution to the promotion of human resources development. The scope of adjustments based on individual performance evaluations is set commensurate with position and job responsibilities within the range of 50% above or below Annual Total Remuneration. Annual Total Remuneration for each member of the Board of Directors is calculated based on evaluation results. * Please see the “Toyoda Principles” on the opening page. 2) Directors with foreign citizenship (excluding outside members of the Board of Directors) Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. Performance-based remuneration is set based on consolidated operating income, the fluctuation of the market capitalization of TMC and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. The concept of each item is the same as that for directors with Japanese citizenship (excluding outside members of the Board of Directors). In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country.

45 c. Share Compensation System TMC’s Board of Directors resolves on share compensation within the maximum share compensation amount of 4.0 billion yen per year that was established at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. The overview of the share compensation is as follows. Eligible persons Members of the Board of Directors of TMC (excluding outside members of the Board of Directors) Total amount of the share compensation Maximum of 4.0 billion yen per year Amount of the share compensation payable to each member of the Board of Directors Set each year as part of performance-based remuneration considering factors such as corporate results, duties, and performance Type of shares to be allotted and method of allotment Issue or disposal of common stock (with transfer restrictions under an allotment agreement) Total number of shares to be allotted Maximum of 800,000 shares per year in total to eligible members of the Board of Directors Amount to be paid Determined by the Board of Directors of TMC based on the closing price of TMC’s common stock on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to eligible members of the Board of Directors Transfer restriction period A period of between three and fifty years, as predetermined by the Board of Directors of TMC Conditions for removal of transfer restrictions Restrictions will be removed upon the expiration of the transfer restriction period. However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons. Gratis acquisition by TMC TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period. Directors with foreign ci tizenship are not eligible for share compensation.

46 2) Amount of Compensation, the Amount of Compensation by Type of Compensation and the Number of Eligible Executives by Category of Executives Category Number of eligible executives Amount of compensation by type (million yen) Amount of compensation (million yen) Base compensation Performance-based compensation Monthly compensation Bonus Share compensation Members of the Board of Directors (incl. outside members of the Board of Directors) 10 (3) 822 (148) 196 801* (368 thousand shares) 1,819 (148) Audit & Supervisory Board members (incl. outside Audit & Supervisory Board members) 6 (3) 261 (54) 261 (54) Total 16 1,083 196 801* (368 thousand shares) 2,080 Notes: 1. The amount of cash compensation payable to members of the Board of Directors has been set at a maximum total of 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year) and the amount of share compensation has been set at a maximum total of 4.0 billion yen per year, by resolution at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. Cash compensation consists of monthly compensation and bonuses. The amount of compensation payable to Audit & Supervisory Board members has been set at a maximum total of 30 million yen per month by the resolution of the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008. 2. Performance-based compensation is granted in the amount calculated by multiplying the closing price of common stock on the date immediately before the date of the allotment resolution by the number of shares stated above pursuant to the resolution at the Board of Directors Meeting held on May 11, 2022. *The amount of share compensation stated above is calculated by multiplying the average price of common stock from January through March of FY2022 by the number of shares resolved, as a reference. 3. Share compensation was granted to five individuals, namely Mr. Takeshi Uchiyamada, the Chairman of the Board of Directors, Mr. Shigeru Hayakawa, the Vice Chairman of the Board of Directors, Mr. Akio Toyoda, the President, and member of the Board of Directors, Mr. Koji Kobayashi, member of the Board of Directors, and Mr. Kenta Kon, member of the Board of Directors.

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members 1) Major activities for FY2022 Attendance of Board of Attendance of Audit & Category Name Directors meetings Supervisory Board meetings (total attended/total held) (total attended/total held) Member of the Board of Directors Ikuro Sugawara 14/14 Member of the Board of Directors Sir Philip Craven 14/14 Member of the Board of Directors Teiko Kudo 14/14 Audit & Supervisory Board Member Yoko Wake 14/14 15/15 Audit & Supervisory Board Member Hiroshi Ozu 14/14 15/15 Audit & Supervisory Board Member Nobuyuki Hirano 14/14 15/15 Each outside member of the Board of Directors and outside Audit & Supervisory Board member contributed by giving opinions based on his or her experience and insight. Outside members of the Board of Directors played appropriate roles as stated in <Recent contribution> and <Reasons for nomination as an outside member of the Board of Director candidate> of Proposed Resolution 1 of the Reference Documents. 2) Details of Limited Liability Agreements Agreements between the outside members of the Board of Directors or outside Audit & Supervisory Board members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act. 47

4. Status of Accounting Auditor (1) Name of Accounting Auditor PricewaterhouseCoopers Aarata LLC (2) Compensation to Accounting Auditor for FY2022 1) Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan 749 million yen 2) Total amount of cash and other property benefits paid by Toyota 1,847 million yen Notes: 1. The Audit & Supervisory Board examined whether the content of the Accounting Auditor’s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor. 2. The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law. 3. The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan. 4. Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata LLC. (3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor’s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members. If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders’ Meeting. 48

5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems Basic understanding of system to ensure appropriateness of business operations TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice. System to ensure the appropriateness of business operations and outline of implementation status of such systems TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors’ meetings. (1) System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as explanation to members of the Board of Directors when they assume office. 2) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules. 3) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings or the Board of Directors’ meetings, etc. [Implementation status] 1) TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives. 49

2) In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors. 3) With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Guiding Principles at Toyota,” “Toyota Global Vision,” “Toyota Philosophy,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings or the Board of Directors’ meetings, etc. (2) System to retain and manage information relating to the execution of the duties of Members of the Board of Directors [System] Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations. [Implementation status] In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries. (3) Rules and systems related to the management of risk of loss [System] 1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules. 50

2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee. 3) TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division. 4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed. [Implementation status] 1) Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies. 2) To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made. Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated. 3) Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk officer for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk officer to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary. In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks. 4) To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group 51 companies and their suppliers, and TMC. (4) System to ensure that Members of the Board of Directors exercise their duties efficiently [System] 1) TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term. 2) Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers. 3) TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities. [Implementation status] 1) TMC has formulated a medium-term management plan for each region, as well as in-house company management plans, based on long-term business strategies that reflect its customers’ medium- to long-term values, technological trends, and so on. In addition, TMC formulates a “Policy Guideline” establishing the general direction in which TMC should proceed that year. Furthermore, policies are managed consistently with such guideline by putting them into practice at each level of TMC’s organization. 2) TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company’s situation that are in line with the field from the president and chief officers who are also Operating Officers. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts. 3) TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities. 52

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system. 2) TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meetings and other meetings. 3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established, as well as through other channels. [Implementation status] 1) TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences. 2) TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company. Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Meetings. 3) TMC has established a hotline called “Toyota Speak Up Line” to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC. 53

(6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries [System] To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel. In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed. 1. System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings. 2. Rules and systems related to the management of risk of loss at subsidiaries TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings or the Board of Directors’ meeting, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings. 3. System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business. 4. System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Meetings and other meetings. 54

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels. [Implementation status] TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries. TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors’ meetings, etc. 1. TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors. 2. TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at the Sustainability Meetings or the Board of Directors’ meetings, etc. in accordance with the standards relating to submission of matters. 3. TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary. 4. TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Meetings, etc. TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those 55 directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on. TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken. (7) System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees [System] TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board. [Implementation status] TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office. (8) System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report [System] 1) Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately. 56

2) Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries. 3) TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report. [Implementation status] 1) Members of the Board of Directors, Operating Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries. 2) TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the hotline called “Toyota Speak Up Line”, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries. 3) TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report. (9) Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing [System] Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps. [Implementation status] TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken. 57

(10) Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively [System] TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts. [Implementation status] In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary. 58

Consolidated Financial Statements CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Amounts are rounded to the nearest million yen) FY2022 (As of March 31, 2022) FY2021 (Reference) (As of March 31, 2021) FY2022 (As of March 31, 2022) FY2021 (Reference) (As of March 31, 2021) Assets Liabilities Current assets 23,722,290 22,776,800 Current liabilities 21,842,161 21,460,466 Cash and cash equivalents 6,113,655 5,100,857 Trade accounts and other payables 4,292,092 4,045,939 Trade accounts and other receivables 3,142,832 2,958,742 Short-term and current portion of long-term debt 11,187,839 12,212,060 Receivables related to financial services 7,181,327 6,756,189 Accrued expenses 1,520,446 1,397,140 Other financial assets 2,507,248 4,215,457 Other financial liabilities 1,046,050 763,875 Inventories 3,821,356 2,888,028 Income taxes payable 826,815 350,880 Income tax receivable 163,925 112,458 Liabilities for quality assurance 1,555,711 1,482,872 Other current assets 791,947 745,070 Other current liabilities 1,413,208 1,207,700 Non-current assets 43,966,482 39,490,339 Non-current liabilities 18,691,790 16,518,344 Investments accounted for using the equity method 4,837,895 4,160,803 Long-term debt 15,308,519 13,447,575 Other financial liabilities 461,583 323,432 Receivables related to financial services 14,583,130 12,449,525 Retirement benefit liabilities 1,022,749 1,035,096 Deferred tax liabilities 1,354,794 1,247,220 Other financial assets 9,517,267 9,083,914 Other non-current liabilities 544,145 465,021 Property, plant and equipment 12,326,640 11,411,153 Total liabilities 40,533,951 37,978,811 Land 1,361,791 1,345,037 Buildings 5,284,620 4,999,206 Shareholders’ equity Machinery and equipment 13,982,362 12,753,951 Total Toyota Motor Corporation shareholders’ equity Vehicles and equipment on 26,245,969 23,404,547 operating leases 6,781,229 6,203,721 Construction in progress 565,528 675,875 Common stock 397,050 397,050 Less—Accumulated depreciation and impairment losses (15,648,890) (14,566,638) Additional paid-in capital 498,575 497,275 Retained earnings 26,453,126 24,104,176 Other components of equity 2,203,254 1,307,726 Right of use assets 448,412 390,144 Treasury stock (3,306,037) (2,901,680) Intangible assets 1,191,966 1,108,634 Deferred tax assets 342,202 336,224 Non-controlling interests 908,851 883,782 Other non-current assets 718,968 549,942 Total shareholders’ equity 27,154,820 24,288,329 Total assets 67,688,771 62,267,140 Total liabilities and shareholders’ equity 67,688,771 62,267,140 59

Consolidated Financial Statements CONSOLIDATED STATEMENT OF INCOME (Amounts are rounded to the nearest million yen) FY2022 (April 1, 2021 through March 31, 2022) FY2021 (Reference) (April 1, 2020 through March 31, 2021) Sales revenues 31,379,507 27,214,594 Sales of products 29,073,428 25,077,398 Financial services 2,306,079 2,137,195 Costs and expenses 28,383,811 25,016,845 Cost of products sold 24,250,784 21,199,890 Cost of financial services 1,157,050 1,182,330 Selling, general and administrative 2,975,977 2,634,625 Operating income 2,995,697 2,197,748 Share of profit (loss) of investments accounted for using the equity method 560,346 351,029 Other finance income 334,760 435,229 Other finance costs (43,997) (47,537) Foreign exchange gain (loss), net 216,187 15,142 Other income (loss), net (72,461) (19,257) Income before income taxes 3,990,532 2,932,354 Income tax expense 1,115,918 649,976 Net income 2,874,614 2,282,378 Net income attributable to Toyota Motor Corporation 2,850,110 2,245,261 Non-controlling interests 24,504 37,118 Net income 2,874,614 2,282,378 60

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FY2022

(April 1, 2021 through March 31, 2022)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2021	**397,050**	**497,275**	**24,104,176**	**1,307,726**	**(2,901,680)**	**23,404,547**	**883,782**	**24,288,329**
Comprehensive income								
Net income	—	—	2,850,110	—	—	2,850,110	24,504	2,874,614
Other comprehensive income, net of tax	—	—	—	1,104,240	—	1,104,240	38,889	1,143,129
Total comprehensive income	**—**	**—**	**2,850,110**	**1,104,240**	**—**	**3,954,350**	**63,392**	**4,017,742**
Transactions with owners and other								
Dividends paid	—	—	(709,872)	—	—	(709,872)	(51,723)	(761,595)
Repurchase of treasury stock	—	—	—	—	(404,718)	(404,718)	—	(404,718)
Reissuance of treasury stock	—	227	—	—	362	588	—	588
Equity transactions and other	—	1,074	—	—	—	1,074	13,400	14,473
Total transactions with owners and other	**—**	**1,300**	**(709,872)**	**—**	**(404,357)**	**(1,112,928)**	**(38,323)**	**(1,151,252)**
Reclassification to retained earnings	—	—	208,712	(208,712)	—	—	—	—
Balances at March 31, 2022	**397,050**	**498,575**	**26,453,126**	**2,203,254**	**(3,306,037)**	**26,245,969**	**908,851**	**27,154,820**

61

FY2021 (Reference)
(April 1, 2020 through March 31, 2021)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2020	**397,050**	**489,334**	**22,234,061**	**585,549**	**(3,087,106)**	**20,618,888**	**720,124**	**21,339,012**
Comprehensive income								
Net income	—	—	2,245,261	—	—	2,245,261	37,118	2,282,378
Other comprehensive income, net of tax	—	—	—	972,546	—	972,546	39,930	1,012,476
Total comprehensive income	**—**	**—**	**2,245,261**	**972,546**	**—**	**3,217,806**	**77,048**	**3,294,854**
Transactions with owners and other								
Dividends paid	—	—	(625,514)	—	—	(625,514)	(36,598)	(662,112)
Repurchase of treasury stock	—	—	—	—	(118)	(118)	—	(118)
Reissuance of treasury stock	—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation	—	—	—	—	—	—	102,588	102,588
Equity transactions and other	—	(7,099)	—	—	—	(7,099)	20,620	13,521
Total transactions with owners and other	**—**	**7,942**	**(625,514)**	**—**	**185,426**	**(432,147)**	**86,610**	**(345,537)**
Reclassification to retained earnings	—	—	250,369	(250,369)	—	—	—	—
Balances at March 31, 2021	**397,050**	**497,275**	**24,104,176**	**1,307,726**	**(2,901,680)**	**23,404,547**	**883,782**	**24,288,329**

62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *Amounts are rounded to the nearest million yen unless otherwise stated. [Significant matters pertaining to the preparation of consolidated financial statements] 1. Number of consolidated subsidiaries and associates accounted for by the equity method: TMC has 559 consolidated subsidiaries and 169 associates accounted for by the equity method. 2. Basis of consolidated financial statements: TMC’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), pursuant to the provision of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of the said paragraph, certain disclosure items required under IFRS are omitted in the consolidated financial statements. 3. Standards and methods of valuation of financial assets: TMC and its consolidated subsidiaries as a group (collectively, “Toyota”) initially recognizes financial assets when it becomes a party to a contract and classifies financial assets into “financial assets measured at amortized cost”, “debt and equity financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss”. The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date. 4. Standards and methods of valuation of inventories: Inventories are valued at cost, not in excess of net realizable value. The cost of inventories is determined principally by using the weighted-average method. 5. Depreciation of property, plant and equipment and amortization of intangible assets: Depreciation of property, plant and equipment is calculated on the straight-line method. An intangible asset with a finite useful life is amortized using the straight-line method. 6. Standards of accounting for provisions: The amounts of liabilities for quality assurance are recognized primarily based on historical experience of repair costs and product failures. Allowance for doubtful accounts and credit losses are recognized primarily based on the frequency of occurrence and loss severity. Retirement benefit liabilities are recognized based on defined benefit obligations measured by actuarial calculations less the fair value of plan assets. 63

7. Standards of accounting for revenues and expenses: In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale. Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method. The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract. Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in accordance with lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy. Interest income from financial services is recognized using the effective interest method. Revenues from operating leases are recognized on a straight-line basis over the lease term. If the period between satisfaction of the performance obligation and receipt of consideration is expected to be within one year or less, as a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. 64

[Accounting estimates] Of the items recognized through accounting estimates in the consolidated financial statements for the year ended March 31, 2022, those that may have significant effects on the consolidated financial statements for the following year March 31, 2023 are as follows: 1. Liabilities for quality assurance 1,555,711 million yen Liabilities for quality assurance mainly represent management’s best estimate, at the time products are sold, of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures. 2. Allowance for credit losses on finance receivables 291,925 million yen Retail receivables and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. The allowance for credit losses on finance receivables is measured at the portfolio level, based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. [Consolidated statement of financial position] 1. Allowance for doubtful accounts 110,793 million yen Allowance for credit losses 291,925 million yen 2. Components of other components of equity Exchange differences on translating foreign operations 1,068,583 million yen Net changes in revaluation of financial assets measured at fair value through other comprehensive income 1,134,671 million yen 3. Assets pledged as collateral 5,057,473 million yen 4. Guarantees 3,641,978 million yen 65

[Consolidated statement of changes in equity] 1. Shares of common stock issued and outstanding as of March 31, 2022 16,314,987,460 shares 2. Dividends from surplus (1) Cash dividends Resolutions Type of shares Total cash dividends Dividends per share Record date Effective date Directors’ Meeting held on May 12, 2021 Common stock 377,453 million yen 135.0 yen March 31, 2021 May 28, 2021 Directors’ Meeting held on November 4, 2021 Common stock 332,419 million yen 120.0 yen September 30, 2021 November 25, 2021 Note: On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. Dividends per share presents the amount prior to the stock split. (2) Dividends of which record date falls in the year ended March 31, 2022 and effective date falls in the year ended March 31, 2023 Resolutions Type of shares Total cash dividends Dividends per share Record date Effective date Directors’ Meeting held on May 11, 2022 Common stock 385,792 million yen 28.0 yen March 31, 2022 May 27, 2022 Note: On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. Dividends per share presents the amount after the stock split. [Financial instruments] 1. Matters pertaining to the status of financial instruments Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota uses derivative financial instruments to manage the exposure to fluctuations in interest rates and foreign currency exchange rates. 2. Matters pertaining to the fair value of financial instruments Assets (Liabilities) Carrying amount (million yen) Fair value (million yen) Public and corporate bonds and stocks, other 10,419,448 10,419,448 Receivables related to financial services 21,764,457 22,074,593 Long-term debt (Including current portion) (21,970,573) (21,723,618) Derivative financial assets 419,173 419,173 Derivative financial liabilities (497,198) (497,198) 3. Fair value information by level within the fair value hierarchy of financial instruments In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used. Level 1: Quoted prices in active markets for identical assets or liabilities Level 2: Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly Level 3: Fair value measurement based on models using unobservable inputs for the assets or liabilities 66

(1) Financial assets and financial liabilities measured at fair value in the consolidated statement of financial position Classification Fair value Level 1 Level 2 Level 3 Total Public and corporate bonds and stocks, other 7,084,081 2,994,221 341,146 10,419,448 Derivative financial assets—419,173—419,173 Derivative financial liabilities—(497,198)—(497,198) (2) Financial assets and financial liabilities not measured at fair value in the consolidated statement of financial position Classification Fair value Level 1 Level 2 Level 3 Total Receivables related to financial services — 22,074,593 22,074,593 Long-term debt (Including current portion)—(17,899,087) (3,824,531) (21,723,618) (3) Method of fair value measurement The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods. The methods and assumptions for measuring the fair value of assets and liabilities are as follows: 1) Receivables related to financial services The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value. As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3. 2) Public and corporate bonds Public and corporate bonds include government bonds. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities. 67

3) Stock Toyota primarily uses quoted market prices for identical assets to measure fair value. Therefore, stocks with an active market are classified as Level 1. Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3. Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant. These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially. The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value. 4) Derivative financial instruments Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities. 5) Long-term debt (Including current portion) The fair value of long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), is estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2. The fair value of the Loans Based on Securitization is primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In case these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3. 68

[Revenue recognition] (1) Disaggregation of revenue The table below shows Toyota’s sales revenues from external customers by business and by product category. (million yen) For the year ended March 31, 2022 Sales of products Automotive Vehicles 23,739,442 Parts and components for production 1,504,215 Parts and components for after service 2,407,143 Other 881,193 Total automotive 28,531,993 All other 541,436 Total sales of products 29,073,428 Financial services 2,306,079 Total sales revenues 31,379,507 The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 “Revenue from Contracts with Customers”, and receivables related to such revenues are recognized as “Trade accounts and other receivables”. (2) Useful information in understanding the amount of revenue for the year ended March 31, 2022, the year ended March 31, 2023 and onward 1) Contract liabilities Contact liabilities consist of the following: (million yen) March 31, 2022 Contract liabilities 989,959 Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current liabilities” in the consolidated statement of financial position. For the year ended March 31, 2022, the amounts transferred from contract liabilities at the beginning of the fiscal year to operating income were 444,781 million yen. 69

2) Performance obligations The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were 796,769 million yen as of March 31, 2022. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues. For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from three to 120 months. As of March 31, 2022, the unsatisfied performance obligations related to insurance revenues were 295,648 million yen, and Toyota expects to recognize as revenue 82,215 million yen in the year ended March 31, 2023, and 213,432 million yen thereafter. For maintenance revenues, Toyota receives payments agreed upon in the contract at the inception of contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months. Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure. [Earnings per share] (Amounts are rounded to the nearest hundredth digit yen) 1. Toyota Motor Corporation shareholders’ equity per share 1,904.88 yen 2. Earnings per share attributable to Toyota Motor Corporation Basic 205.23 yen Diluted 205.23 yen Note: On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. In each instance, earnings per share is calculated based on the assumption that the stock split was implemented at the beginning of this fiscal year. 70

Unconsolidated Financial Statements UNCONSOLIDATED BALANCE SHEET (As of March 31, 2022) (Amounts are rounded to the nearest million yen) FY2022 FY2021 (Reference) FY2022 FY2021 (Reference) (Assets) (Liabilities) Current assets 8,340,434 8,819,286 Current liabilities 4,798,256 5,702,195 Cash and deposits 2,137,425 1,945,249 Trade notes payable 8 27 Trade accounts receivable 1,407,374 1,171,394 Electronically recorded Marketable securities 1,830,005 3,151,612 obligations-operating 277,898 286,691 Finished goods 268,181 208,849 Trade accounts payable 944,991 1,050,052 Work in process 80,997 67,610 Short-term borrowings — 20,000 Raw materials and supplies 505,709 281,545 Current portion of long-term Short-term loans 1,220,787 885,868 borrowings 296,000 1,300,000 Income taxes receivable — 2,402 Current portion of bonds 111,195 103,033 Others 891,056 1,105,658 Other payables 491,574 426,073 Less: allowance for doubtful Income taxes payable 424,239 61,598 accounts (1,100) (900) Accrued expenses 1,451,135 1,434,984 Fixed assets 12,650,607 12,378,995 Deposits received 723,128 821,626 Property, plant and Others 78,088 198,111 equipment 1,447,816 1,398,575 Long-term liabilities 1,585,512 1,602,065 Buildings, net 388,600 385,501 Bonds 1,011,950 1,058,905 Structures, net 67,075 64,123 Allowance for retirement Machinery and equipment, benefits 362,871 360,279 net 286,311 277,907 Others 210,691 182,881 Vehicle and delivery Total liabilities 6,383,768 7,304,260 equipment, net 34,050 30,161 (Net assets) Tools, furniture and fixtures, Shareholders’ equity 13,046,366 12,606,029 net 82,469 83,298 Common stock 635,402 635,402 Land 460,271 457,040 Capital surplus 655,323 676,301 Construction in progress 129,040 100,544 Capital reserve 655,323 655,323 Investments and other Other capital surplus — 20,978 assets 11,202,790 10,980,420 Retained earnings 15,066,843 14,462,819 Investments in securities 7,441,721 7,239,685 Legal reserve 99,454 99,454 Investments in subsidiaries Other retained earnings 14,967,389 14,363,364 and affiliates 2,951,787 2,929,069 Reserve for special Long-term loans 314,203 266,394 depreciation 42 91 Deferred tax assets 240,473 351,069 Reserve for reduction of Others 299,507 237,204 acquisition cost of fixed Less: allowance for doubtful assets 9,886 8,954 accounts (44,900) (43,000) General reserve 6,340,926 6,340,926 Retained earnings carried forward 8,616,535 8,013,393 Less: treasury stock (3,311,202) (3,168,492) Valuation and translation adjustments 1,560,906 1,287,992 Net unrealized gains on other securities 1,560,906 1,287,992 Total net assets 14,607,272 13,894,021 Total 20,991,040 21,198,281 Total 20,991,040 21,198,281 71

Unconsolidated Financial Statements UNCONSOLIDATED STATEMENT OF INCOME (April 1, 2021 through March 31, 2022) (Amounts are rounded to the nearest million yen) FY2022 FY2021 (Reference) Net revenues 12,607,858 11,761,405 Cost of sales 10,295,206 9,939,958 Gross profit 2,312,652 1,821,447 Selling, general and administrative expenses 1,182,963 1,122,074 Operating income 1,129,689 699,373 Non-operating income 1,151,431 1,276,645 Interest income 62,377 60,725 Dividend income 856,050 661,595 Others 233,005 554,325 Non-operating expenses 109,591 89,327 Interest expenses 15,279 13,144 Others 94,312 76,183 Ordinary income 2,171,530 1,886,691 Income before income taxes 2,171,530 1,886,691 Income taxes – current 531,400 289,300 Income taxes – deferred (53,817) (40,666) Net income 1,693,947 1,638,057 72

Unconsolidated Financial Statements

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FY2022

(April 1, 2021 through March 31, 2022)

(Amounts are rounded to the nearest million yen)

	Shareholders' equity									
		Capital surplus			Retained earnings					
						Other retained earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the beginning of current period	**635,402**	**655,323**	**20,978**	**676,301**	**99,454**	**91**	**8,954**	**6,340,926**	**8,013,393**	**14,462,819**
Cumulative effects of changes in accounting policies									**104,125**	**104,125**
Restated balance	**635,402**	**655,323**	**20,978**	**676,301**	**99,454**	**91**	**8,954**	**6,340,926**	**8,117,517**	**14,566,943**
Changes of items during the period										
Reversal of reserve for special depreciation						(50)			50	–
Appropriation to reserve for reduction of acquisition cost of fixed assets							1,003		(1,003)	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(71)		71	–
Dividends paid									(712,870)	(712,870)
Net income									1,693,947	1,693,947
Repurchase of treasury stock										
Reissuance of treasury stock			192	192						
Retirement of treasury stock			(502,348)	(502,348)						
Transfer to capital surplus from retained earnings			481,177	481,177					(481,177)	(481,177)
Net changes of items other than shareholders' equity										
Total changes of items during the period	**–**	**–**	**(20,978)**	**(20,978)**	**–**	**(50)**	**932**	**–**	**499,018**	**499,900**
Balance at the end of current period	**635,402**	**655,323**	**–**	**655,323**	**99,454**	**42**	**9,886**	**6,340,926**	**8,616,535**	**15,066,843**

73

(Amounts are rounded to the nearest million yen) Shareholders’ equity Valuation and translation adjustments Total Treasury net assets stock Total shareholders’ equity Net unrealized gains on other securities Total valuation and translation adjustments Balance at the beginning of current period (3,168,492) 12,606,029 1,287,992 1,287,992 13,894,021 Cumulative effects of changes in accounting policies 104,125 104,125 Restated balance (3,168,492) 12,710,154 1,287,992 1,287,992 13,998,146 Changes of items during the period Reversal of reserve for special depreciation – – Appropriation to reserve for reduction of acquisition cost of fixed assets – – Reversal of reserve for reduction of acquisition cost of fixed assets – – Dividends paid (712,870) (712,870) Net income 1,693,947 1,693,947 Repurchase of treasury stock (645,371) (645,371) (645,371) Reissuance of treasury stock 313 506 506 Retirement of treasury stock 502,348 – – Transfer to capital surplus from retained earnings – – Net changes of items other than shareholders’ equity 272,914 272,914 272,914 Total changes of items during the period (142,710) 336,212 272,914 272,914 609,127 Balance at the end of current period (3,311,202) 13,046,366 1,560,906 1,560,906 14,607,272 74

FY2021 (Reference)
(April 1, 2020 through March 31, 2021)

(Amounts are rounded to the nearest million yen)

	Shareholders' equity									
		Capital surplus			Retained earnings					
						Other retained earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the beginning of current period	**635,402**	**655,323**	**5,948**	**661,270**	**99,454**	**166**	**9,005**	**6,340,926**	**7,012,894**	**13,462,445**
Changes of items during the period										
Reversal of reserve for special depreciation						(75)			75	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(51)		51	–
Dividends paid									(637,683)	(637,683)
Net income									1,638,057	1,638,057
Repurchase of treasury stock										
Reissuance of treasury stock			15,031	15,031						
Net changes of items other than shareholders' equity										
Total changes of items during the period	–	–	**15,031**	**15,031**	–	**(75)**	**(51)**	–	**1,000,499**	**1,000,373**
Balance at the end of current period	**635,402**	**655,323**	**20,978**	**676,301**	**99,454**	**91**	**8,954**	**6,340,926**	**8,013,393**	**14,462,819**

75

(Amounts are rounded to the nearest million yen) Shareholders’ equity Valuation and translation adjustments Total Treasury net assets stock Total shareholders’ equity Net unrealized gains on other securities Total valuation and translation adjustments Balance at the beginning of current period (3,092,272) 11,666,845 924,046 924,046 12,590,891 Changes of items during the period Reversal of reserve for special depreciation – – Reversal of reserve for reduction of acquisition cost of fixed assets – – Dividends paid (637,683) (637,683) Net income 1,638,057 1,638,057 Repurchase of treasury stock (261,763) (261,763) (261,763) Reissuance of treasury stock 185,543 200,574 200,574 Net changes of items other than shareholders’ equity 363,946 363,946 363,946 Total changes of items during the period (76,220) 939,184 363,946 363,946 1,303,130 Balance at the end of current period (3,168,492) 12,606,029 1,287,992 1,287,992 13,894,021 76

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS *Amounts are rounded to the nearest million yen unless otherwise stated. [Significant accounting policies] 1. Standards and methods of valuation of assets (1) Standards and methods of valuation of securities Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method. Other securities: Other securities other than equity securities, etc. without market prices are stated at fair value (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.) Equity securities, etc. without market prices are stated at cost determined on the moving-average method. (2) Standards and methods of valuation of inventories Standards: Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value) Methods: Generally, average method 2. Depreciation of property, plant and equipment is computed on the declining balance method. 3. Standards of accounting for reserves (1) Allowance for doubtful accounts: To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables. (2) Allowance for retirement benefits: To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year. 4. Standards of accounting for revenues and expenses In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale. TMC’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. TMC accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method. The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract. 77

5. Other significant matters pertaining to the preparation of unconsolidated financial statements (1) The consolidated taxation system is applied. (2) TMC has applied the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (PITF No. 39, March 31, 2020), and calculates deferred tax assets and liabilities based on tax law provisions before the revision. [Changes in accounting policies] 1. Application of Accounting Standard for Revenue Recognition TMC has applied the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 31, 2020, hereinafter referred to as the “Revenue Recognition Standard”) and other standards from the beginning of the current period. TMC recognizes revenue when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which TMC expects to be entitled in exchange for those goods and services. With respect to the application of the Revenue Recognition Standard and other standards, TMC has followed the transitional treatment prescribed in the proviso of Paragraph 84 of the Revenue Recognition Standard, and the cumulative effect of retrospective application of the new accounting policy prior to the beginning of the current period is added to or subtracted from retained earnings at the beginning of the current period, and the new accounting policy has been applied from the balance at the beginning of the current period. As a result, retained earnings increased by 104,125 million yen at the beginning of the current period. 2. Application of Accounting Standard for Fair Value Measurement TMC has adopted the “Accounting Standard for Fair Value Measurement” (ASBJ Statement No. 30, July 4, 2019, hereinafter referred to as the “Fair Value Measurement Standard”) and other standards from the beginning of the current period, and in accordance with the transitional treatment set forth in Paragraph 19 of the Fair Value Measurement Standard and Paragraph 44-2 of the Accounting Standard for Financial Instruments (ASBJ Statement No. 10, July 4, 2019), the new accounting policies prescribed by the Fair Value Measurement Standard and other standards will be applied prospectively. [Accounting estimates] Of the items recognized through accounting estimates in the unconsolidated financial statements for the year ended March 31, 2022, those that may have significant effects on the unconsolidated financial statements for the following fiscal year are as follows: Liabilities for quality assurance 1,231,801 million yen Liabilities for quality assurance contained in accrued expenses mainly represent management’s best estimate, at the time products are sold, of the total costs that TMC will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures. 78

[Unconsolidated balance sheet] 1. Accumulated depreciation of property, plant and equipment 3,837,588 million yen 2. Receivables from and payables to subsidiaries and affiliates Short-term receivables 2,801,786 million yen Long-term receivables 335,159 million yen Short-term payables 1,860,947 million yen Long-term payables 151,080 million yen 3. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan. [Unconsolidated statement of income] Transactions with subsidiaries and affiliates Net sales 8,472,918 million yen Purchases 5,749,782 million yen Non-operating transactions 1,084,199 million yen [Unconsolidated statement of changes in net assets] Type and number of treasury stock at the end of FY2022 Common stock 2,536,685,916 shares [Tax effect accounting] Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and depreciable assets, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities. 79

[Related-party transactions]

1. Subsidiaries, affiliates, etc.

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Holding Indirect 100.00%	Sales of TMC products	Mainly vehicle sales (Note.1)	1,941,900	Trade accounts receivable	187,981
				Loan of funds (Note.2)	104,729 (Note.2)	Loans	299,573
Subsidiary	Toyota Motor Europe NV/SA	Holding Direct 100.00%	Sales of TMC products	Loan of funds (Note.2)	168,336 (Note.2)	Loans	278,066
Subsidiary	Daihatsu Motor Co., Ltd.	Holding Direct 100.00%	Purchase of Daihatsu Motor products	Deposit of funds (Note.2)	280,490 (Note.2)	Deposits received	276,979
Subsidiary	Toyota Financial Services Corporation	Holding Direct 100.00%	Deposit of Toyota Financial Services funds Concurrent posting of directors	Deposit of funds (Note.2)	240,634 (Note.2)	Deposits received	256,530

Note. 1: Terms of transactions, including price terms, are determined through negotiations.

Note. 2: The interest rates of loan of funds and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

80

2. Members of the Board of Directors, Audit & Supervisory Board Members, major shareholders, etc.

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Company, etc. with a majority of its voting interests held by TMC executives or their close relatives	ROOKIE Racing, Inc. (Note.1)	—	Outsourcing (participating in motorsport competitions, evaluating prototypes, etc.) Vehicle sales Dispatch of secondees Business support Concurrent posting of directors	Payment for outsourcing service (Note.2)	320	Other payables	75
				Income from vehicle sales, etc. (Note.2)	10	Other receivables	0
				Salaries of secondees/ Income from business support, etc. (Note.2)	140	Other receivables	13

Note. 1: Mr. Akio Toyoda, who is President and a member of the Board of Directors, indirectly holds 100.00% of the voting interests.

Note. 2: Terms and conditions of transactions are determined through appropriate negotiations taking into account costs incurred, etc.

[Earnings per share] (Amounts are rounded to the nearest hundredth digit yen)

1. Net assets per common stock 1,060.16 yen
2. Net income per common stock 121.98 yen

Note : On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders.
In each instance, earnings per share is calculated based on the assumption that the stock split was implemented at the beginning of this fiscal year.

81

Independent Auditor’s Report (English Translation*) May 3, 2022 To the Board of Directors of Toyota Motor Corporation PricewaterhouseCoopers Aarata LLC Nagoya office Mami Kato, CPA Designated limited liability Partner Engagement Partner Kenji Tezuka, CPA Designated limited liability Partner Engagement Partner Hisashi Shirahata, CPA Designated limited liability Partner Engagement Partner Satoko Nakatani, CPA Designated limited liability Partner Engagement Partner Opinion We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the accompanying consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity, and the notes to the consolidated financial statements, of Toyota Motor Corporation and its subsidiaries (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2021 to March 31, 2022. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the consolidated financial statements in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the consolidated financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The other information comprises the business report and its accompanying supplementary schedules. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit & Supervisory Board and its members are responsible for overseeing the Company’s reporting process of the other information. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. 82

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of Management, the Audit & Supervisory Board and its members for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the appropriateness of use of the going concern basis of accounting in preparing the consolidated financial statements, and disclosing, as applicable, matters related to going concern in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards. The Audit & Supervisory Board and its members are responsible for overseeing the performance of duties of management in design and operating effectiveness of the Company’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our responsibilities are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an opinion in an independent auditor’s report. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the consolidated financial statement audit is not to express an opinion on the effectiveness of the Company’s internal control. • Evaluate the appropriateness of accounting policies and their applications which management adopted and the reasonableness of the accounting estimates and the appropriateness of the related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. • Assess whether the presentation of the consolidated financial statements and related notes are prepared in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards, as well as whether the presentation, composition, and content of the consolidated financial statements and related notes properly present the transactions and accounting events on which the consolidated financial statements are based. • Obtain sufficient and appropriate audit evidence about the financial information of the Company to express an opinion on the consolidated financial statements. The auditor is responsible for the direction, supervision, and implementation of the audit of the consolidated financial statements. The auditor is solely responsible for the audit opinion. We communicate with the Audit & Supervisory Board and its members regarding, among other matters required by the auditing standards generally accepted in Japan, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards in order to remove or reduce the risk of matters which may deteriorate our independence. 83

Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners do not have any interest in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. * Notes to the Readers of Independent Auditor’s Report This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the readers. 84

85 Independent Auditor’s Report (English Translation*) May 3, 2022 To the Board of Directors of Toyota Motor Corporation PricewaterhouseCoopers Aarata LLC Nagoya office Mami Kato, CPA Designated limited liability Partner Engagement Partner Kenji Tezuka, CPA Designated limited liability Partner Engagement Partner Hisashi Shirahata, CPA Designated limited liability Partner Engagement Partner Satoko Nakatani, CPA Designated limited liability Partner Engagement Partner Opinion We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the accompanying financial statements, which comprise the balance sheet, statement of income, statement of changes in net assets and notes to the financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 118th fiscal year from April 1, 2021 to March 31, 2022. In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and its financial performance for the period covered by the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the financial statements and the supplementary schedules, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The other information comprises the business report and its accompanying supplementary schedules. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit & Supervisory Board and its members are responsible for overseeing the Company’s reporting process of the other information. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 85

Responsibilities of Management and the Audit & Supervisory Board and its members for the Financial Statements and the Supplementary Schedules Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error. In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan. The Audit & Supervisory Board and its members are responsible for overseeing the performance of duties of management in design and operating effectiveness of the Company’s financial reporting process. Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules Our responsibilities are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the audit of financial statements and the supplementary schedules is not to express an opinion on the effectiveness of the Company’s internal control. • Evaluate the appropriateness of accounting policies and their applications which management adopted and the reasonableness of the accounting estimates and the appropriateness of the related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. • Evaluate whether the presentation and disclosures of the financial statements and the supplementary schedules are in accordance with accounting principles generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation. We communicate with the Audit & Supervisory Board and its members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards in order to remove or reduce the risk of matters which may deteriorate our independence. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. * Notes to the Readers of Independent Auditor’s Report This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the readers. 86

Audit & Supervisory Board’s Report (Certified Copy) Audit Report The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2022 extending from April 1, 2021 through March 31, 2022, and reports as follows. 1. Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board (1) Auditing method of the Audit & Supervisory Board The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties. (2) Methods and contents of Audit by the Audit & Supervisory Board Members 1) Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed. 2) Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated statement of financial position, consolidated statements of income, consolidated statement of changes in equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed. 2. Results of Audit (1) Audit results concerning the business report and others 1) The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation. 2) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors. 3) Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system. (2) Audit results concerning unconsolidated financial statements and supplementary schedules The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of 87 the audit, are appropriate. (3) Audit results of consolidated financial statements The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate. As stated in the business report, we will continue to verify the company’s efforts to regain the trust of customers and to prevent recurrence in response to the series of misconducts in the designated maintenance operations and other misconduct in relation to its applications for certification of its vehicle engines at Hino Motors, Ltd. May 10, 2022 Audit & Supervisory Board of Toyota Motor Corporation Full-time Audit & Supervisory Board Member Haruhiko Kato Full-time Audit & Supervisory Board Member Masahide Yasuda Full-time Audit & Supervisory Board Member Katsuyuki Ogura Outside Audit & Supervisory Board Member Yoko Wake Outside Audit & Supervisory Board Member Hiroshi Ozu Outside Audit & Supervisory Board Member Nobuyuki Hirano 88

Organizational Structure (as of May 2022)



Akio Toyoda
President
Chief Executive Officer

Operating Officers



Kenta Kon
Executive Vice President
Chief Financial Officer



Masahiko Maeda
Executive Vice President
Chief Technology Officer



Masanori Kuwata
Executive Vice President
Chief Risk Officer
Chief Compliance Officer
Chief Human Resources Officer



Koji Kobayashi
Banto



Keiji Yamamoto
Chief Information & Security Officer
Chief Product Integration Officer



Yoichi Miyazaki
Chief Competitive Officer



Jun Nagata
Chief Communication Officer



Yumi Otsuka
Chief Sustainability Officer



Koji Sato
Chief Branding Officer



Janes Kuffner
Chief Digital Officer

Head Office

Nobuhiko Koga
Frontier Research Center (President)

Kyogo Onoue
TPS Group (Chief Officer)

Isao Nakanishi
Business Development Group (Chief Officer)

Takanori Azuma
General Administration & Human Resources Group (Chief Officer)

Kenichi Kitaaki
Information Systems Group (Chief Officer)

Masahiro Yamamoto
Accounting Group (Chief Officer)

Hiroyoshi Korosue
Sales Financial Business Group (Chief Officer)

Kazunari Kumakura
Purchasing Group (Chief Officer)

Shinji Miyamoto
Customer First Promotion Group (Chief Officer)

Takahiro Imura
Production Group (Chief Officer)

89

Region Product Business Unit Fellow Tetsuo Ogawa North America Region (Chief Executive Officer) Hirofumi Inoue Advanced R&D and Engineering Company (President) Mitsuru Kawai Executive Fellow Tatsuro Ueda China Region (Chief Executive Officer) Hiroki Nakajima Mid-size Vehicle Company (President) CV Company (President) Gill A. Pratt Chief Scientist and Executive Fellow for Research Masahiro Inoue Latin America & Caribbean Region (Chief Executive Officer) Sunao Matsubayashi Emerging-market Compact Car Company (President) Matthew Harrison Europe Region (Chief Executive Officer) Keiji Kaita CN Advanced Engineering Development Center (President) Shigeki Terashi Executive Fellow Hao Tien Asia Region (Chief Executive Officer) Mitsumasa Yamagata Powertrain Company (President) Yasuhiko Sato Japan Sales Business Group (Chief Officer) Kazuaki Shingo Toyota Compact Car Company (President) Shigeki Tomoyama Executive Fellow Akitoshi Takemura East Asia, Oceania & Middle East Region (Chief Executive Officer) Yoshihito Kondo Production Engineering Development Center (President) 90

FY18 ’19 ’20 ’21 ’22 FY18 ’19 ’20 ’21 ’22 FY18 ’19 ’20 ’21 ’22 8,964 8,977 8,955 7,646 29.3 2,399.8 30.2 2,467.5 29.8 2,399.2 27.2 2,197.7 8,230 31.3 2,995.6 40 20 30 10 0 3,000 2,000 1,000 0 Vehicle Sales Sales Revenues Operating Income 10,000 7,500 5,000 2,500 0 (thousand units) (trillion yen) (billion yen) FY18 ’19 ’20 ’21 ’22 2,493.9 1,882.8 2,036.1 2,245.2 3,000 2,850.1 2,000 1,000 0 (billion yen) Net Income Attributable to Toyota Motor Corporation FY18 ’19 ’20 ’21 ’22 44 <220> 20 <100> 24 <120> 44 <220> 24 <120> 44 <220> 24 <120> 48 <240> 27 <135> Interim 24 <120> 20 <100> 20 <100> 21 <105> 105>* 52 <260> Year- End 28 <140> 0 Annual Dividends per Share of Common Stock (yen) Figures inside “< >” show amounts before the stock split. 60 40 50 30 20 10 549.9 249.9 299.9 549.9 First half 249.9 Second half 299.9 199.9 Second half 249.9 FY18 ’19 ’20 ’21 ’22 First half 149.9 99.9* 200.0 (maximum) 449.9 (maximum) 800 600 400 200 0 Repurchase of Treasury Stock (for Shareholders Return) (billion yen) (Figures are rounded down to the nearest whole unit) ’18/3 – ’19/3 : US GAAP ’20/3 – ’22/3 : IFRS ’21 ’22 FY18 ’19 ’20 ’21 ’22 2,399.8 2,467.5 2,399.2 27.2 2,197.7 31.3 2,995.6 3,000 2,000 1,000 0 Operating Income (billion yen) FY18 ’19 ’20 ’21 ’22 FY18 ’19 ’20 ’21 ’22 FY18 ’19 ’20 ’21 ’22 8,964 8,977 8,955 7,646 29.3 2,399.8 30.2 2,467.5 29.8 2,399.2 27.2 2,197.7 8,230 31.3 2,995.6 40 20 30 10 0 3,000 2,000 1,000 0 Vehicle Sales Sales Revenues Operating Income 10,000 7,500 5,000 2,500 0 (thousand units) (trillion yen) (billion yen) Consolidated Financial Results Shareholders Return Ordinary Dividend: 100 yen Special Dividend: 5 yen flexible share repurchase (’22.3-5) Financial Highlights 91

https://toyotatimes.jp/en/ Toyota Times is a media channel that shows an inside view of Toyota to all those whose lives are touched by Toyota. By communicating what Toyota is really like, Toyota Times offers people insights that had previously been unavailable via open media, such as TV and the Internet, in order to convey top management’s aspirations and the company’s direction. Latest stories NEWS FEATURES SERIES SPOTLIGHTS TOYOTA ATHLETES SDGs Sports Super Talkyu 2022 New Fuels to fire up competitive spirits (super Talkyu 2022 Op # Morizo #motorsports # Hydrogen-powered engine 2022.04.12 Technology Toyota’s AI basketball robot cues: developers continue to forge ahe 2022.04.08 CORPORATE “make Toyota a place where people gather Together”: 2022 Akio Toyoda Message to New Over 1,000 new employees gathered at the company headquarters in Toyota city to attend the entrance ceremony on april 1st. in welcoming them, akio toyoda described a mindset important when working at Toyota and in the automotive industry. # Ceremony for new employees # akio toyoda # carbon neutrality 2022.04.05 Keywords # carbon neutrality # Hydrogen-powered engine #woven city # jama # motorsports #akio toyoda # monozukuri (manufacturing) # general shareholders’ meeting search by keyword archives final episode of the Olympic Thanks to all our GTTA 92